
13000911

ANNUAL REPORT 2012



Citizens Holding Company℠

LETTER TO THE STOCKHOLDERS

I am pleased to present results for 2012. While the nation has yet to experience a full economic recovery, I am thankful that we have been able to maintain our current levels of earnings, capital and dividend payouts.

To summarize financial results, total assets increased to $880.84 million, up $26.895 million compared to year-end 2011. Deposits increased by $70.211 million or 12.3% and loans net of unearned income decreased by $20.371 million or 5.2% compared to year-end 2011. These larger deposit levels combined with a continuing decline in quality loan requests contributed to a lower net income for 2012. Net income for the year ended December 31, 2012 decreased 7.1% to $6.784 million. While not as good as I would like, this compares very favorably to our peers.

We continue to manage the balance sheet as effectively and efficiently as I deem prudent. Many banks have relaxed credit standards for loan volume sake. Other banks are seemingly pricing loans and buying securities with a short-term view only. We have not nor will we do this. I feel we must practice a balanced strategy that enhances current earnings appropriately while considering that this extremely low rate environment will not last forever.

I read and hear the same economic news that you do. It is difficult to truly know how healthy or how bad the economy really is. In our markets we continue to experience a lack of overall confidence in the economic recovery. However, we continue to adapt processes, strategies and personnel to meet these challenges in ways that maximizes your investment as efficiently and prudently as possible.

I realize that a theme of prudence and caution has evolved in this letter and this was intentional. Until the economy recovers, I intend to maintain adequate capital reserves, appropriate pricing and cautious strategic plans. I don't think you as an owner of this company would expect anything less.

We continue to positively position ourselves in various ways. During 2012, we made good progress in managing overhead and personnel expenses. We are continually working to improve the credit quality of all assets held by the bank. All strategic decisions are weighed very carefully to determine the most prudent and profitable course of action to take.

I am very appreciative of the efforts, loyalty and support of the stockholders, customers, and employees of this great company. This support is the reason for our success in the past, now, and in the future. I am grateful for the opportunity to lead this company and grateful for your investment in Citizens Holding Company.

Thank you for your interest and support in this great company.

Sincerely,



Greg McKee
President & CEO


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BOARD OF DIRECTORS

1. Dr. Craig Dungan
2. Don L. Fulton
3. Donald L. Kilgore
4. David A. King
5. Herbert A. King: *Board Chairman*
6. Daniel Adam Mars
7. Greg McKee: *President & CEO*
8. A.T. Williams
9. Terrell E. Winstead
10. David P. Webb

BANK OFFICERS

BANK OFFICERS

Greg McKee
President & CEO

Danny Hicks
Sr. Vice President

Robert T. Smith
Sr. Vice President & CFO

Mark Taylor
Vice President & COO

Erdis Chaney, *Sr. Deposit Officer*
Vice President

Ledale Reynolds
Vice President & CIO

Ray Stone
Vice President & Sr. Credit Officer

Randy Cheatham
Vice President

Jackie Hester
Vice President

Jean Fulton
Vice President

Darrel Bates
Vice President

Michael Chandler
Vice President

Gayle Sharp
Vice President

Mark Majure
Vice President

Bob Posey
Vice President

Vicki Brown
Vice President

Kevin Eason
Vice President

Josh Sullivan
Vice President

Carolyn K. McKee
Assistant Vice President

Beth Branning
Assistant Vice President

Sommer Vick
Assistant Vice President

Mitch Peden
Assistant Vice President

Mark Flake
Assistant Vice President

Liz Owen
Assistant Vice President

Pat Stokes
Assistant Cashier

Patsy Smith
Assistant Cashier

Ashley Peebles
Assistant Cashier

Greg Jackson
Accounting Officer

Tammy Pope
Accounting Officer

Deborah Ladd
Item Processing Officer

Linda Goforth
Electronic Banking Officer

Patti Rickles
ACH Officer

Scott Lewis
Information Security Officer

WESTSIDE BRANCH

Tommy Jackson
Assistant Vice President

EASTSIDE BRANCH

Brad Copeland
Vice President

CARTHAGE BRANCH

Mike Brooks
President

Billy Cook
Vice President

Margaret Thompson
Assistant Cashier

Sue Fisher
Assistant Cashier

SEBASTOPOL BRANCH

Linda Bennett
President

Connie Comans
Assistant Cashier

UNION BRANCH

Robert C. Palmer, Jr.
President

Karen Foster
Assistant Vice President

Marianne Strickland
Assistant Cashier

DEKALB & SCOOBA BRANCH

Fran Knight
President

KOSCIUSKO BRANCH

Steve Potts
Vice President

David Blair
Vice President

MERIDIAN EASTGATE BRANCH

Charles Young
Regional Commercial Lender

Vikki Gunter
Assistant Vice President

MERIDIAN MID-TOWN BRANCH

Annette Brooks
Assistant Cashier
& Branch Manager

MERIDIAN BROADMOOR BRANCH

Justin Barnstetter
Assistant Vice President

FOREST BRANCH

Richard Latham
Vice President

Dymple Winstead
Assistant Vice President

DECATUR BRANCH

Ken Jones
Vice President

LOUISVILLE BRANCH

Bruce Lee
President

Marion Gardner
Assistant Cashier

Lynn Graham
Branch Operations Officer

COLLINSVILLE BRANCH

Mike Shelby
Vice President

STARKVILLE BRANCH

Stan Acy
President

Rhonda Edmonson
Assistant Cashier

Charles Byrd
Assistant Cashier

HATTIESBURG BRANCH

Todd Mixon
President Hattiesburg Region

FLOWOOD BRANCH

Shad Pope
Assistant Vice President

CYPRESS LAKE LOAN PRODUCTION OFFICE

Travis Moore
President Gulf Coast Region

MORTGAGE LOAN DEPARTMENT

Lynda Stribling
Assistant Vice President

BANK LOCATIONS

PHILADELPHIA MAIN OFFICE
521 Main Street
Philadelpia,MS 39350
601.656.4692

WESTSIDE BRANCH
912 West Beacon Street
Philadelphia, MS 39350
601.656.4978

NORTHSIDE BRANCH
802 Pecan Avenue
Philadelphia, MS 39350
601.656.4977

EASTSIDE BRANCH
599 East Main Street
Philadelphia, MS 39350
601.656.4976

UNION BRANCH
502 Bank Street
Union, MS 39365
601.774.9231

CARTHAGE BRANCH
301 West Main Street
Carthage, MS 39051
601.267.4525

SEBASTOPOL BRANCH
24 Pine Street
Sebastopol, MS 39359
601.625.7447

DEKALB BRANCH
176 Main Avenue
Dekalb, MS 39328
601.743.2115

KOSCIUSKO BRANCH
775 North Jackson Street
Kosciusko, MS 39090
662.289.4356

SCOOBA BRANCH
27597 Hwy 16 East
Scooba, MS 39358
662.476.8431

MERIDIAN EASTGATE BRANCH
1825 Hwy 39 North
Meridian, MS 39301
601.693.8367

MERIDIAN MID-TOWN BRANCH
905 22nd Avenue
Meridian, MS 39301
601.482.8858

MERIDIAN BROADMOOR BRANCH
5015 Hwy 493
Meridian, MS 39305
601.581.1541

DECATUR BRANCH
15330 Hwy 15 South
Decatur, MS 39327
601.635.2321

FOREST BRANCH
247 Woodland Drive North
Forest, MS 39074
601.469.3424

LOUISVILLE MAIN
100 East Main Street
Louisville, MS 39339
662.773.6261

LOUISVILLE INDUSTRIAL BRANCH
803 South Church Street
Louisville, MS 39339
662.773.6261

NOXAPATER BRANCH
45 East Main Street
Noxapater, MS 39346
662.724.4261

COLLINSVILLE BRANCH
9065 Collinsville Road
Colllinsville, MS 39325
601.626.7608

STARKVILLE BRANCH
201 Hwy 12 West
Starkville, MS 39759
662.323.1420

FLOWOOD BRANCH
5419 HWY 25 North
Suite Q
Flowood, MS 39232
601.992.7688

HATTIESBURG BRANCH
6222 Highway 98
Hattiesburg, MS 39402
601.264.4425

CEDAR LAKE LOAN PRODUCTION OFFICE
1765 Popps Ferry Road
Biloxi, MS 39532
228.594.6913



Kosciusko
Carthage
Philadelphia
DeKalb
Scooba
Union
Forest


FDIC
Wondering what's happening
The Citizens Bank

SERVICE

Service is important to us. We believe that service extends beyond a smile or a handshake. Over the generations, the service we have provided has been built around the relationships we share with each person who has graced our doorway. In our role as a true community bank, we deal with friends and neighbors—people with whom we worship and share Saturday mornings on the soccer field. Collectively, we roll up our sleeves to work actively in the community and those we greet with a sense of friendship.

Relationship-based service is just the beginning, however. For those who rely on us, service becomes a tangible commodity that is reflected in countless ways. When our customers need information, their requests are promptly met. When a problem arises, individual bankers assume responsibility for seeing the issue through to conclusion. When loan requests are made, decisions are made by bankers who you know and trust. Service means transacting business at the teller line in a confidential, accurate and timely manner and it means letting our customers know their financial goals are important. We firmly believe such service is best expressed by exceeding our customers' expectations.

While our principle commitment to service is directed to our customers, we are also proud to serve as an active corporate citizen throughout the year. Our bank...and our bankers...work in countless civic, educational, charitable, church and economic development endeavors. During 2012, for example, we hosted two events including Community Shred Day, in which the bank sponsored mobile shredding equipment to which individuals or businesses could bring documents to have them properly destroyed. With the rise in identity theft becoming a national problem, Shred Day was an important occasion. To also address the ID theft issue, The Citizens Bank hosted a seminar to inform consumers on how ID thieves access information and scam individuals, as well as means by which ID theft can be avoided.

Among the events The Citizens Bank hosted were a costume party for our Flowood Office and our annual Visit from Santa in Philadelphia. The costume party was an opportunity to create awareness of our Flowood location and to offer a safe and fun event for the children of Rankin County. Our visit from Santa Claus is one we look forward to each year as the excited faces of area children visit our lobby to enjoy hot chocolate and a visit from St. Nick himself.

We've dedicated Service and Solutions as the theme of the 2012 Annual Report because these two issues sit at the heart of The Citizens Bank. Service is the common thread which winds its way through our every action and through every employee. Solutions are the tangible vehicles by which our customers reach their goals.

SOLUTIONS

The core responsibility of The Citizens Bank is to provide solutions equal to the exceptional service we provide. Solutions vary from person to person, requiring The Citizens Bank to position itself with a large measure of financial flexibility. We are here to fit our products to the stated needs of those we serve, and we work diligently to create new accounts, financial services and technologies to better deliver solutions for those needs.

During 2012, The Citizens Bank introduced two new financial solutions to our customers: Bank My Rewards and e-Alerts.

Bank My Rewards is an automatic benefit to checking account customers of The Citizens Bank. When a customer uses his or her preferred credit/debit card, Cash Back Rewards are automatically sent to the customer, allowing them to earn hundreds of dollars in rewards.

Our e-Alert was designed in response to the rising number of identity theft cases throughout the nation. ID theft is the fastest-growing crime in America, and e-Alert is an effective tool in recognizing unauthorized use of debit cards. This service is provided at a low monthly cost for debit card holders and notifies the account holder by e-mail or text any time their debit card is used for purchases, pre-authorizations, or ATM transactions. By utilizing e-Alert, customers can stay informed about their accounts to defend themselves against fraud and ID theft.

While personal service will forever remain the signature of The Citizens Bank, we have readily accepted the fact that technologies such as these enhance the banking experience. Technologies we offer make life a little easier and provide additional benefits which supplement traditional solutions as found in our full array products.







THE TRADITIONS CONTINUE

Over the course of the past several years, The Citizens Bank has been acknowledged nationally for our financial strength and performance. In 2012, The Citizens Bank enjoyed its third consecutive year of being named a Top 200 Bank in the United States by American Banker magazine. Specifically, The Citizens Bank was one of two Mississippi-based banks making the top 200 list, coming in at number 114, and the top rated community bank in Mississippi.

We appreciate this recognition as a testament to how we're operating our bank. Fiscal integrity is, and will continue to be, our top priority. We believe we owe it to those we serve and to our shareholders to be consistently aware of our financial management. In an era when many banks have come under close scrutiny by regulators, The Citizens Bank has continued to emerge from the economic downturn relatively unscathed and performing at a level conducive receiving recognition.

Our traditions of fiscal strength, and of the service and solutions we provide, are the foundation of The Citizens Bank. We've chartered a course that has proven successful, and as we meet the financial needs of families and business owners throughout Attala, Forrest, Lamar, Lauderdale, Leake, Kemper, Neshoba, Newton, Oktibbeha, Rankin, Scott and Winston Counties, we will not deviate from this way of doing business.

Wondering what's happening with your bank account?





Don't worry. We'll alert you.

...rvice from The Citizens Bank, you'll never have to think ...99 per month per debit card, our e-Alert service will send ...il or text anytime your debit card is used for purchases, ... transactions. This new optional service allows you to ...you want to sign up for, and which e-mail addresses you ... You can add new alerts or change your preferences at ... about your accounts can help defend you against fraud ...lert e-mails and texts like these provide helpful account ... great way to keep up with your account balance.

...y The Citizens Bank today, and find out ...Alert can put your mind at ease.

The Citizens Bank

...ecitizensbankphila.com FDIC

While It's Nice To Be NUMBER ONE, Our Goal Is To Be Number One With You.

The Citizens Bank

Proudly serving Attala, Forrest, Lamar, Lauderdale, Leake, Kemper, Neshoba, Newton, Oktibbeha, Scott and Winston counties.
www.thecitizensbankphila.com FDIC


Free
Hot Chocolate
THE CITIZENS BANK

FREE HOT CHOCOLATE!

The Citizens Bank



Santa Claus is coming to The Citizens Bank!

FRIDAY, DECEMBER 21

Plan now to join the fun as Santa makes his way to The Citizens Bank. Santa will be at our Main Office to greet children from 2:00 - 4:00. Bring your own camera to take a FREE picture with Santa!

Main Office • 521 Main Street
Philadelphia, MS 39350

The Citizens Bank

CITIZENS HOLDING COMPANY

Philadelphia, Mississippi

Consolidated Financial Statements

As of December 31, 2012 and 2011 and for the
Years Ended December 31, 2012, 2011 and 2010

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Citizens Holding Company
Philadelphia, Mississippi

We have audited the accompanying consolidated balance sheets of Citizens Holding Company and subsidiary (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

To the Board of Directors and Stockholders
Citizens Holding Company

Page Two

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that *(a)* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; *(b)* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and *(c)* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations, changes in stockholders' equity and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.



Ridgeland, Mississippi
March 8, 2013

Citizens Holding Company

Philadelphia, MS 39350

MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Citizens Holding Company (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Management, under the direction of the chief executive officer and chief financial officer, assessed the Company's internal control over financial reporting as of December 31, 2012 based on the criteria for effective internal control over financial reporting established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2012, the Company maintained effective internal control over financial reporting.

The Company's internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

HORNE LLP, the Company's Independent Registered Public Accounting Firm, has audited the Company's internal control over financial reporting as of December 31, 2012, as stated in their report, beginning on page 1, which expresses an unqualified opinion on the Company's internal control over financial reporting as of December 31, 2012.



Greg L. McKee
President and Chief Executive Officer



Robert T. Smith
Treasurer and Chief Financial Officer

March 8, 2013

CITIZENS HOLDING COMPANY
Consolidated Statements of Condition
December 31, 2012 and 2011

ASSETS		**2012**		**2011**
Cash and due from banks	$	21,561,288	$	35,407,715
Interest bearing deposits with other banks		16,228,747		3,990,521
Securities available for sale, at fair value (amortized cost of $413,973,929 in 2012 and $363,539,526 in 2011)		420,907,815		370,625,505
Loans, net of allowance for loan losses of $6,954,269 in 2012 and $6,681,412 in 2011		361,936,495		382,580,529
Bank premises, furniture, fixtures and equipment, net		19,425,292		20,278,443
Other real estate owned, net		4,682,255		4,868,653
Accrued interest receivable		4,665,868		4,445,384
Cash surrender value of life insurance		21,191,930		20,382,063
Intangible assets, net		3,149,657		3,226,612
Other assets		7,090,551		8,140,029
Total assets	$	880,839,898	$	853,945,454
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits				
Non-interest bearing deposits	$	119,946,574	$	116,894,676
Interest bearing deposits		522,602,764		455,443,459
Total deposits		642,549,338		572,338,135
Securities sold under agreement to repurchase		73,306,765		120,220,433
Federal Home Loan Bank advances		68,500,000		68,500,000
Accrued interest payable		321,472		372,374
Deferred compensation payable		5,917,662		5,085,935
Other liabilities		1,375,831		1,349,360
Total liabilities		791,971,068		767,866,237
Stockholders' equity				
Common stock, $.20 par value, authorized 22,500,000 shares; 4,861,411 shares issued and outstanding at 2012 and 4,843,911 shares issued and outstanding at 2011		972,282		968,782
Additional paid-in capital		3,620,967		3,247,208
Accumulated other comprehensive gain, net of tax expense of $2,586,340 in 2012 and $2,643,070 in 2011		4,347,546		4,442,909
Retained earnings		79,928,035		77,420,318
Total stockholders' equity		88,868,830		86,079,217
Total liabilities and stockholders' equity	$	880,839,898	$	853,945,454

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY

Consolidated Statements of Income

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Interest income			
Interest and fees on loans	$ 23,244,808	$ 25,338,479	$ 28,079,331
Interest on securities			
Taxable	7,326,516	7,885,853	6,261,995
Non-taxable	3,751,909	3,684,702	3,726,993
Other interest	64,580	64,635	69,936
Total interest income	34,387,813	36,973,669	38,138,255
Interest expense			
Deposits	2,710,082	3,210,445	5,156,764
Other borrowed funds	2,998,939	3,431,648	3,569,535
Total interest expense	5,709,021	6,642,093	8,726,299
Net interest income	28,678,792	30,331,576	29,411,956
Provision for loan losses	(1,545,797)	(2,995,426)	(2,455,790)
Net interest income after provision for loan losses	27,132,995	27,336,150	26,956,166
Non-interest income			
Service charges on deposit accounts	3,702,425	3,688,615	4,001,097
Other service charges and fees	1,840,211	1,714,411	1,530,322
Net gains on sales of securities	459,934	715,223	664,613
Other income	1,399,209	1,324,130	1,212,534
Total non-interest income	7,401,779	7,442,379	7,408,566
Non-interest expense			
Salaries and employee benefits	13,736,939	14,056,536	13,780,388
Occupancy expense	2,007,513	1,926,803	1,844,656
Equipment expense	2,480,323	2,381,842	1,959,801
Other expense	7,875,192	7,878,439	7,534,895
Total non-interest expense	26,099,967	26,243,620	25,119,740
Income before income taxes	8,434,807	8,534,909	9,244,992
Income tax expense	1,650,808	1,317,062	2,082,461
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531
Net income per share – basic	$ 1.40	$ 1.49	$ 1.48
Net income per share – diluted	$ 1.39	$ 1.49	$ 1.48
Average shares outstanding			
Basic	4,857,798	4,842,353	4,835,603
Diluted	4,865,865	4,848,809	4,852,705

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531
Other comprehensive income (loss)			
Unrealized holding gains (losses) on available for sale securities during year	307,841	11,306,672	(1,452,828)
Income tax effect	(114,825)	(4,217,388)	541,905
Net unrealized gains (losses)	193,016	7,089,284	(910,923)
Reclassification adjustment for gains included in net income	(459,934)	(715,223)	(664,613)
Income tax effect	171,555	266,778	247,900
Net gains included in net income	(288,379)	(448,445)	(416,713)
Total other comprehensive (loss) income	(95,363)	6,640,839	(1,327,636)
Comprehensive income	$ 6,688,636	$ 13,858,686	$ 5,834,895

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2012, 2011, and 2010

	Number of Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, December 31, 2009	4,838,187	$ 967,637	$ 3,087,738	$ (870,294)	$ 71,412,383	$ 74,597,464
Net income	-	-	-	-	7,162,531	7,162,531
Dividends paid ($0.85 per share)	-	-	-	-	(4,110,791)	(4,110,791)
Options exercised	16,350	3,270	185,891	-	-	189,161
Shares repurchased	(16,126)	(3,225)	(363,156)	-	-	(366,381)
Stock compensation expense	-	-	150,748	-	-	150,748
Other comprehensive income, net	-	-	-	(1,327,636)	-	(1,327,636)
Balance, December 31, 2010	4,838,411	967,682	3,061,221	(2,197,930)	74,464,123	76,295,096
Net income	-	-	-	-	7,217,847	7,217,847
Dividends paid ($0.88 per share)	-	-	-	-	(4,261,652)	(4,261,652)
Options exercised	5,500	1,100	62,285	-	-	63,385
Stock compensation expense	-	-	123,702	-	-	123,702
Other comprehensive loss, net	-	-	-	6,640,839	-	6,640,839
Balance, December 31, 2011	4,843,911	968,782	3,247,208	4,442,909	77,420,318	86,079,217
Net income	-	-	-	-	6,783,999	6,783,999
Dividends paid ($0.88 per share)	-	-	-	-	(4,276,282)	(4,276,282)
Options exercised	17,500	3,500	253,925	-	-	257,425
Stock compensation expense	-	-	119,834	-	-	119,834
Other comprehensive income, net	-	-	-	(95,363)	-	(95,363)
Balance, December 31, 2012	4,861,411	$ 972,282	3,620,967	4,347,546	79,928,035	$ 88,868,830

The accompanying notes are an integral part of these statements.

CITIZENS HOLDING COMPANY

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Cash flows from operating activities			
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	1,149,029	1,181,257	1,108,158
Amortization of intangibles	76,955	184,691	184,691
Amortization of premiums and accretion of discounts on investment securities, net	850,887	1,264,464	3,458,743
Stock compensation expense	119,834	123,702	150,748
Provision for loan losses	1,545,797	2,995,426	2,455,790
Gain on sale of securities	(459,934)	(715,223)	(664,613)
FHLB stock dividend	(13,100)	(15,800)	(16,700)
Deferred income tax benefit	(536,374)	(572,140)	(1,069,820)
Excess tax benefit	(12,167)	(17,347)	(35,640)
Net writedown on other real estate owned	309,797	265,876	537,429
Earnings from unconsolidated subsidiary	-	-	(6,402)
(Increase) decrease in accrued interest receivable	(220,484)	377,843	1,225,491
Increase in cash surrender value life insurance	(809,867)	(846,763)	(751,967)
Decrease in accrued interest payable	(50,902)	(166,507)	(240,108)
Increase in deferred compensation liability	831,727	755,866	459,725
Net change in other operating assets and liabilities	1,522,053	(245,152)	3,565,203
Net cash provided by operating activities	11,087,250	11,788,040	17,523,259
Cash flows from investing activities			
Proceeds from maturities of securities available-for-sale	256,825,697	192,942,469	201,679,871
Proceeds from sales of securities available-for-sale	5,583,382	19,864,689	30,118,800
Purchases of investment securities available-for-sale	(313,234,435)	(253,327,354)	(243,202,445)
Purchases of bank premises, furniture, fixtures and equipment	(295,878)	(708,222)	(3,735,527)
Sale of other real estate owned	1,574,051	687,095	1,385,959
Net (increase) decrease in interest bearing deposits with other banks	(12,238,226)	(2,834,933)	4,077,135
Redemption of Federal Home Loan Bank Stock	442,800	908,700	165,900
Purchases of Federal Home Loan Bank Stock	(282,700)	(108,000)	-
Net decrease in loans	17,400,787	27,167,350	21,979,635
Net cash (used) provided by investing activities	(44,224,522)	(15,408,206)	12,469,328

Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011, and 2010

	2012	2011	2010
Cash flows from financing activities			
Net increase (decrease) in deposits	$ 70,211,203	$ 34,908,412	$ (32,372,862)
Net (decrease) increase in federal funds purchased	-	(2,500,000)	2,500,000
Net change in securities sold under agreement to repurchase	(46,913,668)	9,736,996	(4,269,573)
Proceeds from exercise of stock options	257,425	63,385	189,161
Repurchases of company stock	-	-	(366,381)
Excess tax benefit on stock option exercises	12,167	17,347	35,640
Dividends paid to stockholders	(4,276,282)	(4,261,652)	(4,110,791)
Federal Home Loan Bank advance proceeds	-	-	12,000,000
Federal Home Loan Bank advance payments	-	(15,900,000)	(2,000,000)
Net cash provided (used) by financing activities	19,290,845	22,064,488	(28,394,806)
Net (decrease) increase in cash and due from banks	(13,846,427)	18,444,322	1,597,781
Cash and due from banks, beginning of year	35,407,715	16,963,393	15,365,612
Cash and due from banks, end of year	$ 21,561,288	$ 35,407,715	$ 16,963,393
Supplemental disclosures of cash flow information			
Cash paid for			
Interest	$ 5,760,923	$ 6,808,600	$ 8,966,407
Income taxes	$ 2,442,092	$ 3,012,862	$ 1,482,901
Noncash disclosures			
Real estate acquired by foreclosure	$ 1,697,450	$ 2,753,415	$ 1,762,417

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accounting policies of Citizens Holding Company and its subsidiary conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The consolidated financial statements of Citizens Holding Company include the accounts of its wholly-owned subsidiary, The Citizens Bank of Philadelphia, Mississippi (collectively referred to as the "Company"). All significant intercompany transactions have been eliminated in consolidation.

Nature of Business

The Citizens Bank of Philadelphia, Mississippi (the "Bank") operates under a state bank charter and provides general banking services. As a state bank, the Bank is subject to regulations of the Mississippi Department of Banking and Consumer Finance and the Federal Deposit Insurance Company. Citizens Holding Company is subject to the regulations of the Federal Reserve. The area served by the Bank is Neshoba County, Mississippi and the immediately surrounding areas. Services are provided at several branch offices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and valuation of foreclosed real estate, management obtains independent appraisals for significant properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

While management uses available information to recognize losses on loans and to value foreclosed real estate, future additions to the allowance or adjustments to the valuation may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses and valuations of foreclosed real estate. Such agencies may require the Company to recognize additions to the allowance or to make adjustments to the valuation based on their judgments about information available to them at the time of their examination. Due to these factors, it is reasonably possible that the allowance for loan losses and valuation of foreclosed real estate may change materially in the near term.

Cash, Due from Banks and Interest Bearing Deposits with Other Banks

For the purpose of reporting cash flows, cash and due from banks includes cash on hand and demand deposits. Cash flows from loans originated by the Company, deposits, and federal funds purchased and sold are reported net in the statement of cash flows. The Company is required to maintain average reserve balances with the Federal Reserve Bank based on a percentage of deposits. The average reserve required by the Federal Reserve Bank at December 31, 2012 and 2011 was $1,902,000 and $1,534,000, respectively.

Interest-bearing deposits with other banks mature within one year and are carried at cost.

Investment Securities

In accordance with the investments topic of the Accounting Standards Codification ("ASC"), securities are classified as "available-for-sale," "held-to-maturity" or "trading". Fair values for securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Gains or losses on the sale of securities are determined using the specific identification method. Currently, the Company has no held-to-maturity or trading securities.

Securities Available-for-Sale

Securities that are held for indefinite periods of time or used as part of the Company's asset/liability management strategy and that may be sold in response to interest rate changes, changes in prepayment risk, the need to increase regulatory capital and other similar factors are classified as available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses reported, net of related income tax effect, as a separate component of stockholders' equity.

Note 1. Continued

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. The amortization of premiums and accretion of discounts are recognized in interest income.

The Company periodically reviews its securities for impairment based upon a number of factors, including but not limited to, length of time and extent to which the fair value has been less than cost, the likelihood of the security's ability to recover any decline in its fair value, financial condition of the underlying issuer, ability of the issuer to meet contractual obligations and ability to retain the security for a period of time sufficient to allow for recovery in fair value. Impairments on securities are recognized when management, based on its analysis, deems the impairment to be other-than-temporary. Disclosures about unrealized losses in our securities portfolio that have not been recognized as other-than-temporary impairments are provided in Note 3.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of unearned income and an allowance for loan losses. The Company has no loans held-for-sale.

Unearned income includes deferred fees net of deferred direct incremental loan origination cost. Unearned income attributable to loans held with a maturity of more than one year is recognized as income or expense over the life of the loan.

Unearned discounts on installment loans are recognized as income over the terms of the loans by a method that approximates the interest method. Unearned income and interest on commercial loans are recognized based on the principal amount outstanding. For all other loans, interest is accrued daily on the outstanding balances. For impaired loans, interest is discontinued on a loan when management believes, after considering collection efforts and other factors, that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. The Company generally discontinues the accrual of interest income when a loan becomes 90 days past due as to principal or interest; however, management may elect to continue the accrual when the estimated net realizable value of collateral is sufficient to cover the principal balance and the accrued interest. Interest income on other nonaccrual loans is recognized only to the extent of interest payments. Upon discontinuance of the accrual of interest on a loan, any previously accrued but unpaid interest is reversed against interest income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

A loan is impaired when management determines that it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Restructured loans are those for which concessions have been granted to the borrower due to a deterioration of the borrower's financial condition. Such concessions may include reduction in interest rates or deferral of interest or principal payments. In evaluating whether to restructure a loan, management analyzes the long-term financial condition of the borrower, including guarantor and collateral support, to determine whether the proposed concessions will increase the likelihood of repayment of principal and interest. Restructured loans are classified as performing, unless they are on nonaccrual status of 90 days or more delinquent, in which case they are considered nonperforming.

The allowance for loan losses is established through a provision for loan losses charged against net income. Loans determined to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance represents an amount, which, in management's judgment, will be adequate to absorb estimated probable losses on existing loans that may become uncollectible. In order to determine an adequate level of allowance, management utilizes a model that calculates the allowance for loan loss by applying an average historical charge-off percentage by loan segment and over a 20 quarter period of time to the current loan balances in the corresponding loan segment. Additionally, specific reserves on an individual loan basis may be applied in addition to the allowance calculated using the model. This specific reserve is determined by an extensive review of the borrower's credit history, capacity to pay, adequacy of collateral and general economic conditions related to the respective loan. This specific reserve will stay in place until such time that the borrower's obligation is satisfied or the loan is greatly improved.

Large groups of small-balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Bank Premises, Furniture, Fixtures and Equipment

The Company's premises, furniture, fixtures and equipment are stated at cost less accumulated depreciation computed by straight-line methods over the estimated useful lives of the assets, which range from three to forty years. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Other real estate owned ("OREO") consists of properties repossessed by the Company on foreclosed loans. These assets are stated at fair value at the date acquired less estimated costs to sell. Losses arising from the acquisition of such property are charged against the allowance for loan losses. Declines in value resulting from subsequent revaluation of the property or losses resulting from disposition of such property are expensed as incurred. Revenue and expenses from operations of other real estate owned are reflected as other income (expense).

Cash Surrender Value of Life Insurance

The Company has purchased life insurance contracts on certain employees and directors. Certain of such policies were acquired to fund deferred compensation arrangements with employees and directors. The cash surrender value of the Company owned policies is carried at the actual cash surrender value of the policy at the balance sheet date. Changes in the value of the policies are classified in non-interest income.

Intangible Assets

Intangible assets include core deposits purchased and goodwill. Core deposit intangibles are amortized on a straight-line basis over their estimated economic lives ranging from 5 to 10 years. At December 31, 2012, all core deposit intangibles had been amortized. Goodwill and other intangible assets with indefinite lives are not amortized, but are tested at least annually for impairment. Fair values are determined based on market valuation multiples for the Company and comparable businesses based on the assets and cash flow of the Bank, the Company's only reportable segment. If impairment has occurred, the goodwill or other intangible asset is reduced to its estimated fair value through a charge to expense.

Note 1. Continued

Investment – Insurance Company

During 2010, the Board of Directors of New South Life Insurance Company ("New South") voted to liquidate the company and pay the investors their share of the business prior to the end of 2010. On December 29, 2010, the Company received a liquidation payment of $2,201,895 for 100% of its share of the business.

Prior to the liquidation, the Company accounted for its investment in New South using the equity method of accounting. The Company's share of the net income of New South was recognized as income in the Company's income statement and added to the investment account, and dividends received from New South were used to reduce the investment account. New South did not pay dividends during the years ended December 31, 2010 and 2009.

The investment in New South, which was included in other assets, totaled $2,195,493 at December 31, 2009. Income from the investment, including the gain from liquidation in 2010, for the years ended December 31, 2010 and 2009 included in other income totaled $6,402 and $67,961, respectively.

Trust Assets

Assets held by the trust department of the Company in fiduciary or agency capacities are not assets of the Company and are not included in the consolidated financial statements.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and the changes in deferred tax assets and liabilities, excluding components of other comprehensive income. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Comprehensive Income

Comprehensive income includes net earnings reported in the consolidated statements of income and changes in unrealized gain (loss) on securities available-for-sale reported as a component of stockholders' equity. Unrealized gain (loss) on securities available-for-sale, net of related income taxes, is the only component of accumulated other comprehensive income for the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted net income per share is based on the weighted average number of shares of common stock outstanding for the periods, including the dilutive effect of the Company's outstanding stock options. The effect of the dilutive shares for the years 2012, 2011 and 2010 is illustrated in the following table.

	2012	2011	2010
Basic weighted average shares outstanding	4,857,798	4,842,353	4,835,603
Dilutive effect of stock options	8,067	6,456	17,102
Dilutive weighted average shares outstanding	4,865,865	4,848,809	4,852,705
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531
Net income per share-basic	$ 1.40	$ 1.49	$ 1.48
Net income per share-diluted	$ 1.39	$ 1.49	$ 1.48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Continued

Advertising Costs

Advertising costs are charged to expense when incurred. Advertising expense was $636,652, $730,496 and $669,472 for the years ended December 31, 2012, 2011 and 2010, respectively.

Securities Sold Under Agreements to Repurchase:

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at the amounts at which the securities were sold. Securities, generally U. S. Government, federal agency and state county municipal securities, pledged as collateral under these financing arrangements cannot be sold or re-pledged by the secured party.

Reclassifications

Certain information for 2010 and 2011 has been reclassified to conform to the financial presentation for 2012. Such reclassifications had no effect on net income or stockholders' equity.

Stock-Based Compensation

At December 31, 2012, the Company had outstanding grants under two stock-based compensation plans, which are the 1999 Employees' Long-Term Incentive Plan, which expired in 2009, and the 1999 Directors' Stock Compensation Plan. Compensation expense for the option grants is determined based on the estimated fair value of the stock options on the applicable grant date. Further, compensation expense is based on an estimate of the number of grants expected to vest and is recognized over the grants' implied vesting period of 6 months and 1 day. The Company did not estimate any forfeitures for 2012, 2011 or 2010, due to the low historical forfeiture rate. Expense associated with the Company's stock based compensation is included in salaries and benefits on the Consolidated Statements of Income. The Company recognizes compensation expense for all share-based payments to employees in accordance with ASC 718, "Compensation – Stock Compensation." See Note 18 for further details regarding the Company's stock-based compensation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Intangible Assets

In 2002, the Company acquired CB&T Capital Corporation, a one-bank holding company, whose wholly-owned subsidiary was Citizens Bank & Trust Company in Louisville, Mississippi. In addition to the intangible assets related to the purchase of CB&T Capital Corporation, the Company recorded intangible assets from the purchase of branches located in Kosciusko and Scooba, Mississippi and from the purchase of Three D Mortgage Company. The following table details the goodwill associated with each purchase, which is no longer being amortized, in accordance with ASC Topic 350, *Intangibles- Goodwill and Other*.

Purchase	Total	Life to Date Amortization	Unamortized Balance
Kosciusko Branch	$ 605,122	$ 309,285	$ 295,837
Scooba Branch	400,000	180,000	220,000
Three D Mortgage Company	76,408	10,188	66,220
CB&T Capital Corporation	2,567,600	-	2,567,600
Total goodwill	$ 3,649,130	$ 499,473	$ 3,149,657

The Company has also allocated intangible assets to be recognized as core deposit intangibles from the CB&T Capital Corporation acquisition. The core deposit intangible balance is detailed as follows:

Purchase	Total	Current Year Amortization	Life to Date Amortization	Unamortized Balance
CB&T Capital Corporation	$ 1,846,909	$ 76,955	$ 1,846,909	$ -
Total core deposit intangible	$ 1,846,909	$ 76,955	$ 1,846,909	$ -

Total amortization expense related to all intangible assets for the years ended December 31, 2012, 2011 and 2010 was $76,955, $184,691 and $184,691, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Investment Securities

The amortized cost and fair value of investment securities at December 31, 2012 and 2011 are as follows:

2012	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale				
Obligations of U.S.				
Government agencies	$ 269,193,449	$ 546,153	$ 628,701	$ 269,110,901
Mortgage-backed securities	36,386,126	2,054,119	18,944	38,421,301
State, County, Municipals	105,300,892	5,640,711	372,243	110,569,360
Other investments	3,093,462	-	287,209	2,806,253
Total	$ 413,973,929	$ 8,240,983	$ 1,307,097	$ 420,907,815

2011	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale				
Obligations of U.S.				
Government agencies	$ 234,356,518	$ 722,520	$ 140,550	$ 234,938,488
Mortgage-backed securities	32,434,828	2,683,030	-	35,117,858
State, County, Municipals	93,654,718	5,041,716	156,570	98,539,864
Other investments	3,093,462	-	1,064,167	2,029,295
Total	$ 363,539,526	$ 8,447,266	$ 1,361,287	$ 370,625,505

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Continued

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011 (in thousands):

December 31, 2012	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U. S. Government agencies	$105,433	$ 648	$ -	$ -	$105,433	$ 648
State, County, Municipal	14,466	371	260	1	14,726	372
Other investments	-	-	2,806	287	2,806	287
Total	$119,899	$ 1,019	$ 3,066	$ 288	$122,965	$1,307

December 31, 2011	Less than 12 months		12 months or more		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U. S. Government agencies	$24,859	$ 140	$ -	$ -	$ 24,859	$ 140
State, County, Municipal	4,583	138	962	19	5,545	157
Other investments	-	-	2029	1,064	2,029	1,064
Total	$29,442	$ 278	$ 2,991	$1,083	$ 32,433	$1,361

Other investments. The Company's unrealized loss on other investments relates to an investment in a pooled trust preferred security. The decline in value of the pooled trust preferred security is related to the deterioration of the markets for these types of securities brought about by the lowered credit ratings and past deferrals and defaults of the underlying issuing financial institutions. However, due to the reductions in defaults and deferrals during the year, the unrealized losses have improved from $1,064,167 in 2011 to $287,209 in 2012. The Company owns a senior tranche of this security and therefore has a higher degree of which future deferrals and defaults would be required before the cash flow for the Company's tranche is negatively impacted. The Company does not intend to sell this security and it is not more likely than not that the Company will be required to sell at a price less than amortized cost prior to maturity. Given these factors, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2012 or 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Continued

The amortized cost and estimated fair value of securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

		Amortized Cost	Fair Value
Securities available-for-sale			
Due in one year or less	$	6,806,566	6,978,341
Due after one year through five years		13,589,129	14,043,118
Due after five years through ten years		107,789,931	109,628,438
Due after ten years		285,788,303	290,257,918
Total	$	413,973,929	420,907,815

Investment securities with carrying values of $107,788,715 and $141,330,905 at December 31, 2012 and 2011, respectively, were pledged as collateral for public deposits.

Gross realized gains and losses are included in other income. Total gross realized gains and gross realized losses from the sale of investment securities for each of the years ended December 31 were:

		2012		2011		2010
Gross realized gains	$	459,934	$	715,223	$	707,407
Gross realized losses		-		-		(42,794)
	$	459,934	$	715,223	$	664,613

Note 4. Federal Home Loan Bank Stock

The Company, as a member of the Federal Home Loan Bank of Dallas ("FHLB") system, owns stock in the organization. No ready market exists for the stock, and it has no quoted market value. The Company's investment in the FHLB is carried at cost of $3,235,300 and $3,382,300 at December 31, 2012 and 2011, respectively, and is included in other assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Loans

The composition of net loans at December 31, 2012 and 2011 is as follows:

	2012	2011
	(In Thousands)	
Real Estate:		
Land Development and Construction	$ 12,755	$ 13,480
Farmland	31,663	35,912
1-4 Family Mortgages	115,837	133,987
Commercial Real Estate	132,495	129,387
Total Real Estate Loans	292,750	312,766
Business Loans:		
Commercial and Industrial Loans	45,564	36,581
Farm Production and other Farm Loans	1,433	1,579
Total Business Loans	46,997	38,160
Consumer Loans:		
Credit Cards	1,050	995
Other Consumer Loans	28,341	37,545
Total Consumer Loans	29,391	38,540
Total Gross Loans	369,138	389,466
Unearned income	(248)	(204)
Allowance for loan losses	(6,954)	(6,681)
Loans, net	$ 361,936	$ 382,581

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews these policies and procedures and submits them to the Company's Board of Directors for its approval when needed, but no less frequently than annually. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

The Company maintains an independent loan review department that reviews and validates the credit risk program on a periodic basis. Results of this review are presented to management with quarterly reports made to the board of directors. The loan review process complements and reinforces the risk identification and assessment decisions made by the lenders and credit personnel, as well as the Company's policies and procedures.

Note 5. Continued

Loans are made principally to customers in the Company's market. The Company's lending policy provides that loans collateralized by real estate are normally made with loan-to-value ratios of 80 percent or less. Commercial loans are typically collateralized by property, equipment, inventories and/or receivables with loan-to-value ratios from 50 percent to 80 percent. Real estate mortgage loans are collateralized by personal residences with loan-to-value ratios of 80 percent or less. Consumer loans are typically collateralized by real estate, vehicles and other consumer durable goods. Approximately $51.1 million and $50.1 million of the loans outstanding at December 31, 2012 and 2011, respectively, were variable rate loans.

In the ordinary course of business, the Company has granted loans to certain directors and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability. Activity in related party loans during 2012 is presented in the following table.

Balance outstanding at December 31, 2011	$	1,127,383
Principal additions		1,423,635
Principal reductions		697,796
Balance outstanding at December 31, 2012	$	1,853,222

Loans are considered to be past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on non-accrual status, when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accruals are discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

Year-end non-accrual loans, segregated by class of loans, were as follows:

	2012	2011
	(in thousands)	
Real Estate:		
Land Development and Construction	$ 142	$ 1,134
Farmland	1,087	641
1-4 Family Mortgages	2,356	1,966
Commercial Real Estate	10,175	6,818
Total Real Estate Loans	13,760	10,559
Business Loans:		
Commercial and Industrial Loans	167	284
Farm Production and other Farm Loans	3	21
Total Business Loans	170	305
Consumer Loans:		
Credit Cards	-	-
Other Consumer Loans	212	435
Total Consumer Loans	212	435
Total Non-Accrual Loans	$ 14,142	$ 11,299

In the event that non-accrual loans had performed in accordance with their original terms, the Company would have recognized additional interest income of approximately $770,509 in 2012, $673,858 in 2011 and $614,511 in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

An age analysis of past due loans, segregated by class of loans, as of December 31, 2012 was as follows (in thousands):

	Loans 30-89 Days Past Due	Loans 90 or more Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or more Days Past Due
Real Estate:						
Land Development and Construction	$ 2,588	$ -	$ 2,588	$ 10,167	$ 12,755	$ -
Farmland	786	589	1,375	30,288	31,663	-
1-4 Family Mortgages	8,139	623	8,762	107,075	115,837	32
Commercial Real Estate	3,033	5,013	8,046	124,449	132,495	544
Total Real Estate Loans	14,546	6,225	20,771	271,979	292,750	576
Business Loans:						
Commercial and Industrial Loans	3,070	9	3,079	42,485	45,564	-
Farm Production and other Farm Loans	2	-	2	1,431	1,433	-
Total Business Loans	3,072	9	3,081	43,916	46,997	-
Consumer Loans:						
Credit Cards	40	30	70	980	1,050	30
Other Consumer Loans	1,711	57	1,768	26,573	28,341	3
Total Consumer Loans	1,751	87	1,838	27,553	29,391	33
Total Loans	$ 19,369	$ 6,321	$ 25,690	$343,448	$369,138	$ 609

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

An age analysis of past due loans, segregated by class of loans, as of December 31, 2011 was as follows (in thousands):

	Loans 30-89 Days Past Due	Loans 90 or more Days Past Due	Total Past Due Loans	Current Loans	Total Loans	Accruing Loans 90 or more Days Past Due
Real Estate:						
Land Development and Construction	$ 30	$ 562	$ 592	$ 12,888	$ 13,480	$ 39
Farmland	1,061	139	1,200	34,712	35,912	-
1-4 Family Mortgages	5,774	822	6,596	127,391	133,987	80
Commercial Real Estate	4,941	4,855	9,796	119,591	129,387	109
Total Real Estate Loans	11,806	6,378	18,184	294,582	312,766	228
Business Loans:						
Commercial and Industrial Loans	294	99	393	36,188	36,581	-
Farm Production and other Farm Loans	13	6	19	1,560	1,579	-
Total Business Loans	307	105	412	37,748	38,160	-
Consumer Loans:						
Credit Cards	20	17	37	958	995	17
Other Consumer Loans	1,858	252	2,110	35,435	37,545	24
Total Consumer Loans	1,878	269	2,147	36,393	38,540	41
Total Loans	$ 13,991	$ 6,752	$ 20,743	$368,723	$389,466	$ 269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all the amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. In determining which loans to evaluate for impairment, management looks at past due loans, bankruptcy filings and any situation that might lend itself to cause a borrower to be unable to repay the loan according to the original contract terms. If a loan is determined to be impaired and the collateral is deemed to be insufficient to fully repay the loan, a specific reserve will be established. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans or portions thereof, are charged-off when deemed uncollectible.

Impaired loans as of December 31, by class of loans, are as follows (in thousands):

2012	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Real Estate:						
Land Development and Construction	$ 142	$ 18	$ 124	$ 142	$ 117	$ 638
Farmland	1,087	947	140	1,087	24	864
1-4 Family Mortgages	2,356	1,740	616	2,356	186	2,211
Commercial Real Estate	10,175	5,954	4,221	10,175	711	8,496
Total Real Estate Loans	13,760	8,659	5,101	13,760	1,038	12,209
Business Loans:						
Commercial and Industrial Loans	167	76	91	167	55	226
Farm Production and other Farm Loans	3	3	-	3	-	12
Total Business Loans	170	79	91	170	55	238
Consumer Loans:						
Other Consumer Loans	212	212	-	212	-	323
Total Consumer Loans	212	212	-	212	-	323
Total Loans	$ 14,142	$ 8,950	$ 5,192	$ 14,142	$ 1,093	$ 12,770

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

2011	Unpaid Principal Balance	Recorded Investment With No Allowance	Recorded Investment With Allowance	Total Recorded Investment	Related Allowance	Average Recorded Investment
Real Estate:						
Land Development and Construction	$ 1,134	$ 992	$ 142	$ 1,134	$ 134	$ 883
Farmland	641	492	149	641	24	588
1-4 Family Mortgages	2,066	1,297	769	2,066	216	1,933
Commercial Real Estate	6,818	5,042	1,776	6,818	736	6,896
Total Real Estate Loans	10,659	7,823	2,836	10,659	1,110	10,300
Business Loans:						
Commercial and Industrial Loans	284	163	121	284	57	860
Farm Production and other Farm Loans	21	21	-	21	-	19
Total Business Loans	305	184	121	305	57	879
Consumer Loans:						
Other Consumer Loans	435	430	5	435	-	321
Total Consumer Loans	435	430	5	435	-	321
Total Loans	$ 11,399	$ 8,437	$ 2,962	$ 11,399	$ 1,167	$ 11,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

The following table presents restructured loans segregated by class (in thousands, except number of loans):

December 31, 2012	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	4	$ 6,850	$ 5,602
Total	4	$ 6,850	$ 5,602

December 31, 2011	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	1	$ 1,699	$ 1,459
Total	1	$ 1,699	$ 1,459

Changes in the Company's restructured loans are set forth in the table below:

	Number of Loans	Recorded Investment
Totals at January 1, 2012	1	$ 1,459
Additional loans with concessions	3	4,878
Reductions due to:		
Writedown		(634)
Principal paydowns		(101)
Total at December 31, 2012	4	$ 5,602

The allocated allowance for loan losses attributable to restructured loans was $42,850 and $650,000 at December 31, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

The Corporation utilizes a risk grading matrix to assign a risk grade to each of its loans when originated and is updated as factors related to the strength of the loan changes. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades is as follows.

Grade 1. MINIMAL RISK - These loans are without loss exposure to the Corporation. This classification is reserved for only the best, well secured loans to borrowers with significant capital strength, low leverage, stable earnings and growth and other readily available financing alternatives. This type of loan would also include loans secured by a program of the government.

Grade 2. MODEST RISK - These loans include borrowers with solid credit quality and moderate risk of loss. These loans may be fully secured by certificates of deposit with another reputable financial institution, or secured by readily marketable securities with acceptable margins.

Grade 3. AVERAGE RISK - This is the rating assigned to most of the loans held by the Corporation. This includes loans with average loss exposure and average overall quality. These loans should liquidate through possessing adequate collateral and adequate earnings of the borrower. In addition, these loans are properly documented and are in accordance with all aspects of the current loan policy.

Grade 4. ACCEPTABLE RISK - Borrower generates sufficient cash flow to fund debt service but most working asset and capital expansion needs are provided from external sources. Profitability and key balance sheet ratios are usually close to peers but one or more may be higher than peers.

Grade 5. MANAGEMENT ATTENTION - Borrower has significant weaknesses resulting from performance trends or management concerns. The financial condition of the borrower has taken a negative turn and may be temporarily strained. Cash flow is weak but cash reserves remain adequate to meet debt service. Management weakness is evident.

Grade 6. OTHER LOANS ESPECIALLY MENTIONED (OLEM) - Loans in this category are fundamentally sound but possess some weaknesses. OLEM loans have potential weaknesses, which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date. These loans have an identifiable weakness in credit, collateral, or repayment ability but there is no expectation of loss.

Grade 7. SUBSTANDARD ASSETS - Assets classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard must have a well-defined weakness based upon objective evidence. Assets classified as substandard are characterized by the distinct possibility that the

Note 5. Continued

insured institution will sustain some loss if the deficiencies are not corrected. The possibility that liquidation would not be timely requires a substandard classification even if there is little likelihood of total loss.

Grade 8. DOUBTFUL - A loan classified as doubtful has all the weaknesses of a substandard classification and the added characteristic that the weakness makes collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable or improbable. The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors that may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined. A doubtful classification could reflect the fact that the primary source of repayment is gone and serious doubt exists as to the quality of a secondary source of repayment.

Grade 9. LOSS - Loans classified loss are considered uncollectible and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may occur in the future. Also included in this classification is the defined loss portion of loans rated substandard assets and doubtful assets.

These internally assigned grades are updated on a continual basis throughout the course of the year and represent management's most updated judgment regarding grades at December 31, 2012.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

The following table details the amount of gross loans by loan grade and class for the year ended December 31, 2012 (in thousands):

	Satisfactory	Special Mention	Substandard	Doubtful	Loss	Total
Grades	1, 2, 3,4	5,6	7	8	9	Loans
Real Estate:						
Land Development and Construction	$ 10,596	$ 1,890	$ 269	$ -	$ -	$ 12,755
Farmland	27,069	2,701	1,893	-	-	31,663
1-4 Family Mortgages	97,630	6,177	12,030	-	-	115,837
Commercial Real Estate	108,914	6,728	16,853	-	-	132,495
Total Real Estate Loans	244,209	17,496	31,045	-	-	292,750
Business Loans:						
Commercial and Industrial Loans	41,449	3,486	601	28	-	45,564
Farm Production and other Farm Loans	1,358	26	49	-	-	1,433
Total Business Loans	42,807	3,512	650	28	-	46,997
Consumer Loans:						
Credit Cards	1,020	-	30	-	-	1,050
Other Consumer Loans	26,995	287	1,029	28	2	28,341
Total Consumer Loans	28,015	287	1,059	28	2	29,391
Total Loans	$ 315,031	$ 21,295	$ 32,754	$ 56	$ 2	$ 369,138

Note 5. Continued

The following table details the amount of gross loans by loan grade and class for the year ended December 31, 2011:

	Satisfactory	Special Mention	Substandard	Doubtful	Loss	Total
Grades	1, 2, 3,4	5,6	7	8	9	Loans
Real Estate:						
Land Development and Construction	$ 9,647	$ 2,290	$ 1,481	$ -	$ 62	$ 13,480
Farmland	31,405	3,043	1,464	-	-	35,912
1-4 Family Mortgages	115,365	5,784	12,811	27	-	133,987
Commercial Real Estate	108,347	7,188	13,852	-	-	129,387
Total Real Estate Loans	264,764	18,305	29,608	27	62	312,766
Business Loans:						
Commercial and Industrial Loans	27,970	7,712	863	36	-	36,581
Farm Production and other Farm Loans	1,481	8	90	-	-	1,579
Total Business Loans	29,451	7,720	953	36	-	38,160
Consumer Loans:						
Credit Cards	978	-	17	-	-	995
Other Consumer Loans	35,859	325	1,304	53	4	37,545
Total Consumer Loans	36,837	325	1,321	53	4	38,540
Total Loans	$ 331,052	$ 26,350	$ 31,882	$ 116	$ 66	$ 389,466

The allowance for loan losses is a reserve established through a provision for possible loan losses charged to expense, which represents management's best estimate of probable losses that will occur within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio.

The allowance on the majority of the loan portfolio is calculated using a historical chargeoff percentage applied to the current loan balances by loan segment. This historical period is the average of the previous 5 years with the most current years weighted to show the effect of the most recent chargeoff activity. This percentage is also adjusted for economic factors such as local unemployment and general business conditions, both local and nationwide.

The group of loans that are considered to be impaired are individually evaluated for possible loss and a specific reserve is established to cover any loss contingency. Loans that are determined to be a loss with no benefit of remaining in the portfolio, are charged off to the allowance. These specific reserves are reviewed periodically for continued impairment and adequacy of the specific reserve and adjusted when necessary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

Net (chargeoffs) recoveries, segregated by class of loans, were as follows:

	2012	2011	2010
Real Estate:			
Land Development and Construction	$ (87,917)	$ (60,964)	$ (175,771)
Farmland	2,386	(423,078)	(140,866)
1-4 Family Mortgages	(220,591)	(911,026)	(623,445)
Commercial Real Estate	(854,847)	(79,236)	(99,899)
Total Real Estate Loans	(1,160,969)	(1,474,304)	(1,039,981)
Business Loans:			
Commercial and Industrial Loans	936	(994,522)	(244,382)
Farm Production and other Farm Loans	(3,436)	(4,671)	(10,487)
Total Business Loans	(2,500)	(999,193)	(254,869)
Consumer Loans:			
Credit Cards	(9,441)	(43,763)	(39,881)
Other Consumer Loans	(100,030)	(175,824)	(267,916)
Total Consumer Loans	(109,471)	(219,587)	(307,797)
Total Net Chargeoffs	$ (1,272,940)	$ (2,693,084)	$ (1,602,647)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2012, 2011 and 2010:

2012	Real Estate	Business Loans	Consumer	Total
Beginning Balance	$ 4,176,475	$ 1,672,467	$ 832,470	$ 6,681,412
Provision for loan losses	1,614,053	(115,269)	47,013	1,545,797
Chargeoffs	1,218,879	55,390	229,926	1,504,195
Recoveries	57,910	52,890	120,455	231,255
Net Chargeoffs	1,160,969	2,500	109,471	1,272,940
Ending Balance	$ 4,629,559	$ 1,554,698	$ 770,012	$ 6,954,269
Period end allowance allocated to:				
Loans individually evaluated for impairment	1,038,521	54,706	-	1,093,227
Loans collectively evaluated for impairment	3,591,038	1,499,992	770,012	5,861,042
Ending Balance	$ 4,629,559	$ 1,554,698	$ 770,012	$ 6,954,269

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

2011	Real Estate	Business Loans	Consumer	Total
Beginning Balance	$ 4,306,691	$ 1,104,706	$ 967,673	$ 6,379,070
Provision for loan losses	1,344,088	1,566,954	84,384	2,995,426
Chargeoffs	1,500,400	1,011,458	306,123	2,817,981
Recoveries	26,096	12,265	86,536	124,897
Net Chargeoffs	1,474,304	999,193	219,587	2,693,084
Ending Balance	$ 4,176,475	$ 1,672,467	$ 832,470	$ 6,681,412
Period end allowance allocated to:				
Loans individually evaluated for impairment	1,109,209	57,325	-	1,166,594
Loans collectively evaluated for impairment	3,067,266	1,615,142	832,470	5,514,818
Ending Balance	$ 4,176,475	$ 1,672,467	$ 832,470	$ 6,681,412

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

2010	Real Estate	Business Loans	Consumer	Total
Beginning Balance	$ 3,356,197	$ 1,162,613	$ 1,007,117	$ 5,525,927
Provision for loan losses	1,990,475	196,962	268,353	2,455,790
Chargeoffs	1,062,599	352,745	399,117	1,814,461
Recoveries	22,618	97,876	91,320	211,814
Net Chargeoffs	1,039,981	254,869	307,797	1,602,647
Ending Balance	$ 4,306,691	$ 1,104,706	$ 967,673	$ 6,379,070
Period end allowance allocated to:				
Loans individually evaluated for impairment	1,263,306	194,301	20,799	1,478,406
Loans collectively evaluated for impairment	3,043,385	910,405	946,874	4,900,664
Ending Balance	$ 4,306,691	$ 1,104,706	$ 967,673	$ 6,379,070

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5. Continued

The Company's recorded investment in loans as of December 31, 2012 and 2011 related to each balance in the allowance for possible loan losses by portfolio segment and disaggregated on the basis of the Company's impairment methodology was as follows (in thousands):

2012	Real Estate	Business Loans	Consumer	Total
Loans individually evaluated for impairment	$ 13,760	$ 170	$ 212	$ 14,142
Loans collectively evaluated for impairment	278,990	46,827	29,179	354,996
	$ 292,750	$ 46,997	$ 29,391	$ 369,138

2011	Real Estate	Business Loans	Consumer	Total
Loans individually evaluated for impairment	$ 10,659	$ 305	$ 435	$ 11,399
Loans collectively evaluated for impairment	302,107	37,855	38,105	378,067
	$ 312,766	$ 38,160	$ 38,540	$ 389,466

Note 6. Bank Premises, Furniture, Fixtures and Equipment

Bank premises, furniture, fixtures and equipment consist of the following at December 31, 2012 and 2011:

	2012	2011
Land and buildings	$ 23,235,058	$ 23,199,998
Furniture, fixtures and equipment	13,975,261	13,714,443
	37,210,319	36,914,441
Less accumulated depreciation	17,785,027	16,635,998
Total	$ 19,425,292	$ 20,278,443

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $1,149,029, $1,181,257 and $1,108,158, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7. Deposits

The composition of deposits as of December 31, is as follows:

	2012	2011
Non-interest bearing	$ 119,946,574	$ 116,894,676
NOW and money market accounts	228,111,275	172,585,498
Savings deposits	46,240,652	41,876,977
Time deposits, $100,000 or more	131,935,125	119,481,007
Other time deposits	116,315,712	121,499,977
Total	$ 642,549,338	$ 572,338,135

The scheduled maturities of certificates of deposit at December 31, 2012 are as follows:

Year Ending December 31,	Amount
2013	$ 195,771,306
2014	48,440,344
2015	3,969,729
2016	13,102
2017	56,356
	$ 248,250,837

Interest expense for time deposits over $100,000 was approximately $996,000, $1,158,000 and $2,172,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8. Federal Home Loan Bank Advances

Pursuant to collateral agreements with the FHLB, advances are collateralized by all of the Bank's stock, FHLB securities ($3,235,300 included in other assets at December 31, 2012) and qualifying first mortgages and other loans. As of December 31, 2012, the balance in qualifying first mortgages and other loans was $164,639,520. At December 31, 2012 and 2011, advances from the FHLB, along with their rate and maturity date, consist of the following:

Advance Amount at December 31,		Interest	Final
2012	2011	Rate	Maturity
10,000,000	10,000,000	3.66	June 17, 2013
15,000,000	15,000,000	3.07	June 24, 2013
10,000,000	10,000,000	3.24	July 16, 2013
10,000,000	10,000,000	3.66	July 16, 2013
3,500,000	3,500,000	4.67	December 16, 2014
20,000,000	20,000,000	2.53	January 09, 2018
$ 68,500,000	$ 68,500,000		

The scheduled payments for the next five years are as follows:

Year Due	Payment
2013	45,000,000
2014	3,500,000
2015	-
2016	-
2017	-
Thereafter	20,000,000
	$ 68,500,000

Note 9. Other Income and Other Expense

The following is a detail of the major income classifications that are included in other income under non-interest income on the income statement for the year ended December 31:

Other Income	2012	2011	2010
BOLI insurance	$ 567,440	$ 636,657	$ 552,913
Mortgage loan origination fees	486,136	354,407	434,734
Other income	345,633	333,066	224,887
Total other income	$ 1,399,209	$ 1,324,130	$ 1,212,534

The following is a detail of the major expense classifications that comprise the other expense line item in the income statement for the year ended December 31:

Other Expense	2012	2011	2010
Intangible amortization	$ 76,955	$ 184,691	$ 184,691
Advertising	636,652	730,496	669,472
Office supplies	487,581	563,611	486,106
Legal and audit fees	458,731	446,699	419,429
FDIC and state assessments	1,270,792	1,152,049	1,030,963
Telephone expense	430,695	435,015	529,204
Loan collection expense	378,576	371,071	482,036
Other losses	354,279	302,493	687,401
Debit card / ATM expense	815,960	742,488	579,118
Travel and convention	194,541	278,676	263,586
Other expenses	2,770,430	2,671,150	2,202,889
Total other expense	$ 7,875,192	$ 7,878,439	$ 7,534,895

Other losses in 2012, 2011 and 2010 include the write-down on Other Real Estate in the amount of $309,797, $265,876 and $141,060, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10. Income Taxes

The consolidated provision for income taxes consists of the following:

	2012	2011	2010
Currently payable			
Federal	$ 1,917,067	$ 1,677,406	$ 2,788,069
State	270,114	211,796	364,212
	2,187,181	1,889,202	3,152,281
Deferred tax benefit	(536,373)	(572,140)	(1,069,820)
Income tax expense	$ 1,650,808	$ 1,317,062	$ 2,082,461

The differences between income taxes calculated at the federal statutory rate and income tax expense were as follows:

	2012	2011	2010
Federal taxes based on statutory rate	$ 2,867,834	$ 2,901,869	$ 3,143,298
State income taxes, net of federal benefit	178,275	139,785	240,380
Tax-exempt investment interest	(1,231,567)	(1,201,271)	(1,222,904)
Other, net	(163,734)	(523,321)	(78,313)
Income tax expense	$ 1,650,808	$ 1,317,062	$ 2,082,461

At December 31, 2012 and 2011, net deferred tax assets consist of the following:

	2012	2011
Deferred tax assets		
Allowance for loan losses	$ 2,593,942	$ 2,492,167
Deferred compensation liability	2,207,288	1,897,054
Intangible assets	215,797	248,854
Other	678,366	620,117
Total	5,695,393	5,258,192
Deferred tax liabilities		
Premises and equipment	1,197,848	1,279,130
Unrealized gain on available-for-sale securities	2,586,339	2,643,070
Other	194,033	211,923
Total	3,978,220	4,134,123
Net deferred tax asset	$ 1,717,173	$ 1,124,069

Note 10. Continued

The net deferred tax asset of $1,717,173 and $1,124,069 at December 31, 2012 and 2011, respectively, is included in other assets. The Company has evaluated the need for a valuation allowance related to the above deferred tax assets and, based on the weight of the available evidence, has determined that it is more likely than not that all deferred tax assets will be realized.

As of December 31, 2012, the Company has no unrecognized tax benefits related to federal and state income tax matters. As of December 31, 2012, the Company has not accrued for interest and penalties related to uncertain tax positions. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company and its subsidiary file a consolidated U. S. federal income tax return. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2009 through 2012. The Company and its subsidiary's state income tax returns are open to audit under the statute of limitations for the years ended December 31, 2008 through 2012.

Note 11. Summarized Financial Information of Citizens Holding Company

Summarized financial information of Citizens Holding Company, parent company only, at December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011 and 2010, is as follows:

Balance Sheets
December 31, 2012 and 2011

	2012	2011
Assets		
Cash (1)	$ 1,657,268	$ 1,416,801
Investment in bank subsidiary (1)	86,885,774	84,377,402
Other assets (1)	326,188	285,414
Total assets	$ 88,869,230	$ 86,079,617
Liabilities		
Other liabilities	$ 400	$ 400
Stockholders' equity	88,868,830	86,079,217
Total liabilities and stockholders' equity	$ 88,869,230	$ 86,079,617

(1) Fully or partially eliminates in consolidation.

Note 11. Continued

Income Statements
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Interest income	$ 3,348	$ 3,264	$ 3,559
Other income			
Dividends from bank subsidiary (1)	4,332,000	4,332,000	4,654,050
Equity in undistributed earnings of bank subsidiary (1)	2,603,735	3,016,877	2,677,680
Other income	-	51	115
Total other income	6,939,083	7,348,928	7,331,845
Other expense	252,278	236,904	265,594
Income before income taxes	6,686,805	7,115,288	7,069,810
Income tax benefit	(97,194)	(102,559)	(92,721)
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531

(1) Eliminates in consolidation.

Statements of Cash Flows
Years Ended December 31, 2012, 2011 and 2010

	2012	2011	2010
Cash flows from operating activities			
Net income	$ 6,783,999	$ 7,217,847	$ 7,162,531
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed earnings of Bank	(2,603,735)	(3,016,877)	(2,677,680)
Stock compensation expense	119,834	123,702	150,748
Decrease (Increase) in other assets	(40,774)	(61,093)	(62,129)
Increase in other liabilities	-	-	400
Net cash provided by operating activities	4,259,324	4,263,579	4,573,870

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11. Continued

	2012	2011	2010
Cash flows from financing activities			
Dividends paid to stockholders	$ (4,276,282)	$ (4,261,652)	$ (4,110,791)
Proceeds from exercise of stock options	257,425	63,385	189,161
Repurchase of company stock	-	-	(366,381)
Net cash used by financing activities	(4,018,857)	(4,198,267)	(4,288,011)
Net increase in cash	240,467	65,312	285,859
Cash, beginning of year	1,416,801	1,351,489	1,065,630
Cash, end of year	$ 1,657,268	$ 1,416,801	$ 1,351,489

The Bank is required to obtain approval from state regulators before paying dividends. The Bank paid dividends of $4,332,000, $4,332,000 and $4,654,050 to the Citizens Holding Company during the years ended December 31, 2012, 2011 and 2010, respectively.

Note 12. Related Party Transactions

The Company had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties). In management's opinion, such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties, and do not involve more than the normal risk of collectability at the time of the transaction.

Activity in related party loans is detailed in tabular form in Note 5 of the notes to the Financial Statements.

Deposits from related parties at December 31, 2012 and 2011 approximated $5,903,725 and $3,253,647, respectively.

Note 13. Off-Balance Sheet Financial Instruments, Commitments and Contingencies and Concentrations of Risks

Commitments to Extend Credit

In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of its customers. These commitments and contingent liabilities include commitments to extend credit and issue standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. At December 31, 2012 and 2011, commitments related to unused lines of credit were $45,428,316 and $37,703,387, respectively, and standby letters of credit were $2,892,830 and $3,113,225, respectively. The fair value of such commitments is not materially different than stated values. As some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company applies the same credit policies and standards as it does in the lending process when making these commitments. The collateral obtained is based upon the assessed credit worthiness of the borrower. Collateral held varies, but may include accounts receivable, crops, livestock, inventory, property and equipment, residential real estate and income-producing commercial properties.

Interest Rate Risk

The Company is principally engaged in providing short-term and medium-term installment, commercial and agricultural loans with interest rates that are fixed or fluctuate with the prime lending rate. These assets are primarily funded through short-term demand deposits and long-term certificates of deposit with variable and fixed rates. Accordingly, the Company is exposed to interest rate risk because in changing interest rate environments interest rate adjustments on assets and liabilities may not occur at the same time or in the same amount. The Company manages the overall rate sensitivity and mix of its asset and liability portfolio and attempts to minimize the effects that interest rate fluctuations will have on its net interest margin.

Legal Proceedings

The Company is party to lawsuits and other claims that arise in the ordinary course of business. The lawsuits assert claims related to the general business activities of the Company. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. While management believes that the final resolution of pending legal proceedings will not have a material impact on the Company's financial position or results of operations, the final resolution of such proceedings could have a material adverse effect.

Note 13. Continued

Concentration of Risk

The Company makes agricultural, agribusiness, commercial, residential and consumer loans primarily in eastern central Mississippi. A substantial portion of the customers' abilities to honor their contracts is dependent on their business and the agricultural economy in the area.

Although the Company's loan portfolio is diversified, there is a relationship in this region between the agricultural economy and the economic performance of loans made to nonagricultural customers. The Company's lending policies for agricultural and nonagricultural customers require loans to be well-collateralized and supported by cash flows. Collateral for agricultural loans includes equipment, crops, livestock, and land. Credit losses from loans related to the agricultural economy are consistent with credit losses experienced in the portfolio as a whole. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses. See Note 5 for a summary of loans by type.

Note 14. Lease Commitment and Total Rental Expense

The Company has operating leases under non-cancellable operating lease agreements for banking facilities and equipment. Future minimum rental payments due under the leases are as follows:

Years Ending December 31,		Amounts
2013	$	229,580
2014		119,423
2015		57,164
2016		57,164
2017		57,164
	$	520,495

The total rental expense included in the income statements for the years ended December 31, 2012, 2011 and 2010 is $177,416, $145,207 and $191,717, respectively.

Note 15. Benefit Plans

The Company provides its employees with a profit sharing and savings plan, which allows employees to direct a percentage of their compensation into a tax deferred retirement account, subject to statutory limitations. To encourage participation, the Company provides a 100 percent matching contribution for up to 6 percent of each participant's compensation, plus discretionary non-matching contributions. Employees are eligible after one year of service. For 2012, 2011 and 2010, the Company's contributions were $778,724, $786,824 and $728,650, respectively.

Deferred Compensation Plans

The Company provides a deferred compensation plan covering its directors. Participants in the deferred compensation plan can defer a portion of their compensation for payment after attaining age 70. Life insurance contracts have been purchased which may be used to fund payments under the plan. Net expenses related to this plan were $26,862, $75,327 and $81,478 for the plan years ended December 31, 2012, 2011 and 2010, respectively.

The Company has also entered into deferred compensation arrangements with certain officers that provide for payments to such officers or their survivors after retirement. Life insurance policies have been purchased that may be used to fund payments under these arrangements. The obligations of the Company under both the directors and officers deferred compensation arrangements are expensed on a systematic basis over the remaining expected service period of the individual directors and officers. Net expenses related to this plan were $882,904, $844,184 and $464,202 for the plan years ended December 31, 2012, 2011 and 2010, respectively.

Note 16. Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines involving quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios of total capital and Tier I capital to risk-weighted assets (as defined in the regulations) and Tier I capital to average assets (as defined in the regulations). Management believes, as of December 31, 2012, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Continued

As of December 31, 2012 and 2011, the most recent regulatory notification categorized the Bank as well capitalized. There have been no conditions or events that would cause changes to the capital structure of the Company since this notification. To continue to be categorized as well capitalized under the regulatory framework for prompt corrective action, the Company would have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed below, in comparison with actual capital amounts and ratios:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2012						
Total Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 87,379,179	18.22%	$ 38,372,601	8%	$ N/A	-
Citizens Bank	85,392,046	17.81%	38,346,180	8	47,932,725	10%
Tier I Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 81,371,626	16.96%	$ 19,271,353	4	N/A	-
Citizens Bank	79,388,571	16.56%	19,173,090	4	28,759,635	6
Tier I Capital						
(to Average Assets)						
Citizens Holding Company	$ 81,372,626	9.58%	$ 33,958,656	4	N/A	-
Citizens Bank	79,388,571	9.36%	33,944,452	4	42,430,564	5

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011						
Total Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 84,440,131	17.53%	$ 38,542,705	8%	$ N/A	-
Citizens Bank	82,742,612	17.16%	38,570,544	8	48,213,180	10%
Tier I Capital						
(to Risk-Weighted Assets)						
Citizens Holding Company	$ 78,409,696	16.27%	$ 19,271,353	4	N/A	-
Citizens Bank	76,707,881	15.91%	19,285,272	4	28,927,908	6
Tier I Capital						
(to Average Assets)						
Citizens Holding Company	$ 78,409,696	9.47%	$ 33,131,789	4	N/A	-
Citizens Bank	76,707,881	9.31%	32,947,256	4	41,184,070	5

Note 17. Fair Values of Financial Instruments

Under the authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the three following categories:

Level 1 Quoted prices in active markets for identical assets or liabilities;

Level 2 Quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 Unobservable inputs, such as discounted cash flow models or valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value estimates, methods and assumptions used by the Company in estimating its fair value disclosures for financial instruments were:

Cash and Due from Banks and Interest Bearing Deposits with Banks

The carrying amounts reported in the balance sheet for these instruments approximate fair value because of their immediate and shorter-term maturities, which is considered to be three months or less at the time of purchase.

Securities Available-for-Sale

Fair values for investment securities are based on quoted market prices, when available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. When neither quoted prices nor comparable instruments are available, unobservable inputs are needed to form an expected future cash flow analysis to establish fair values. Level 2 securities include debt securities which include obligations of U. S. Government agencies and corporations, mortgage-backed securities and state, county and municipal bonds. Level 3 securities consist of a pooled trust preferred security.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Securities available for sale				
Obligations of U.S.				
Government agencies	$ -	$ 269,110,901	$ -	$ 269,110,901
Mortgage-backed securities	-	38,421,301	-	38,421,301
State, County, Municipals	-	110,569,360	-	110,569,360
Other Investments	-	-	2,806,253	2,806,253
	$ -	$ 418,101,562	$ 2,806,253	$ 420,907,815

The following table presents assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
Securities available for sale				
Obligations of U.S.				
Government agencies	$ -	$ 234,938,488	$ -	$ 234,938,488
Mortgage-backed securities	-	35,117,858	-	35,117,858
State, County, Municipals	-	98,539,864	-	98,539,864
Other Investments	-	-	2,029,295	2,029,295
	$ -	$ 368,596,210	$ 2,029,295	$ 370,625,505

Note 17. Continued

The following table reports the activity in assets measured at fair value on a recurring basis using significant unobservable inputs, during the years ended December 31, 2012 and 2011.

	2012	2011
Balance at January 1	$ 2,029,295	$ 1,884,677
Unrealized gains included in other comprehensive income	776,957	144,618
Balance at December 31	$ 2,806,252	$ 2,029,295
The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date	$ -	$ -

As of December 31, 2012 and 2011, management determined, based on the current credit ratings, known defaults and deferrals by the underlying banks and the degree to which future defaults and deferrals would be required to occur before the cash flow for the Company's tranche is negatively impacted, that no other-than-temporary impairment exists.

The Company recorded no gains or losses in earnings for the period that were attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.

Net Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans (i.e., commercial real estate and rental property mortgage loans, commercial and industrial loans, financial institution loans, and agricultural loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

Impaired Loans

Loans considered impaired are reserved for at the time the loan is identified as impaired taking into account the fair value of the collateral less estimated selling costs. Collateral may be real estate and/or business assets including but not limited to, equipment, inventory and accounts receivable. The fair value of real estate is determined based on appraisals by qualified licensed appraisers. The fair value of the business assets is generally based on amounts reported on the business's financial statements. Appraised and reported values may be adjusted based on management's historical knowledge, changes in market conditions from the time of valuation and management's knowledge of the client and the client's business. Since not all valuation inputs are observable, these nonrecurring fair value determinations are classified Level 3. Impaired loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors previously identified.

Other real estate owned

OREO is comprised of commercial and residential real estate obtained in partial and total satisfaction of loan obligations. OREO acquired in settlement of indebtedness is recorded at fair value of the real estate, less costs to sell. Subsequently, it may be necessary to record nonrecurring fair value adjustments for decline in fair value. Fair value, when recorded, is determined based on appraisals by qualified licensed appraisers and adjusted for management's estimates of costs to sell. As such, values for OREO are classified as Level 3.

Note 17. Continued

The following table presents assets measured at fair value on a nonrecurring basis during December 31, 2012 and 2011 and were still held at those respective dates:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Totals
December 31, 2012				
Impaired loans	$ -	$ -	$ 4,099,031	$ 4,099,031
Other real estate owned	-	-	2,469,110	2,469,110
	$ -	$ -	$ 6,568,141	$ 6,568,141
December 31, 2011				
Impaired loans	$ -	$ -	$ 1,790,137	$ 1,790,137
Other real estate owned	-	-	3,056,902	3,056,902
	$ -	$ -	$ 4,847,039	$ 4,847,039

Impaired loans with a carrying value of $5,192,258 and $2,956,731 had an allocated allowance for loan losses of $1,093,227 and $1,166,594 at December 31, 2012 and 2011, respectively. The allocated allowance is based on the carrying value of the impaired loan and the fair value of the underlying collateral less estimated costs to sell.

After monitoring the carrying amounts for subsequent declines or impairment after foreclosure, management determined that a fair value adjustment to OREO in the amount of $309,797 and $265,876 was necessary and was recorded during the year ended December 31, 2012 and 2011, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

Federal Funds Sold and Securities Sold Under Agreement to Repurchase

Due to the short term nature of these instruments, the carrying amount is equal to the fair value.

Deposits

The fair values for demand deposits, NOW and money market accounts and savings accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and time deposits approximate their fair values at the reporting date. Fair values for fixed-rate time deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank Borrowings

The fair value of FHLB advances is based on discounted cash flow analysis.

Off-Balance Sheet Instruments

The fair value of commitments to extend credit and letters of credit are estimated using fees currently charged to enter into similar agreements. The fees associated with these financial instruments are not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17. Continued

The following represents the carrying value and estimated fair value of the Company's financial instruments at December 31, 2012:

	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Financial assets					
Cash and due from banks	$ 21,561,288	$ 21,561,288	$ -	$ -	$ 21,561,288
Interest bearing deposits with banks	16,228,747	16,228,747	-	-	16,228,747
Securities available-for-sale	413,973,929	-	418,101,563	2,806,252	420,907,815
Net loans	361,936,495	-	-	362,114,991	362,114,991
Financial liabilities					
Deposits	$ 642,549,338	$ 394,298,501	$ -	$ 248,464,899	$ 642,763,400
Federal Home Loan Bank advances	68,500,000	-	-	70,844,530	70,844,530
Securities Sold under Agreement to Repurchase	73,306,765	73,306,765	-	-	73,306,765

The following represents the carrying value and estimated fair value of the Company's financial instruments at December 31, 2011:

	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	$ 35,407,715	$ 35,407,715
Interest bearing deposits with banks	3,990,521	3,990,521
Securities available-for-sale	370,625,505	370,625,505
Net loans	382,580,529	382,174,094
Financial liabilities		
Deposits	$ 572,338,135	$ 572,388,706
Federal Home Loan Bank advances	68,500,000	71,950,022
Securities Sold under Agreement to Repurchase	120,220,433	120,220,433

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Stock Options

The Company has a directors' stock compensation plan and had an employees' long-term incentive plan. Under the directors' plan, the Company may grant options for up to 210,000 shares of common stock. The price of each option is equal to the market price determined as of the option grant date. Options granted are exercisable after six months and expire after 10 years. The employee plan expired on April 13, 2009 and no options have been granted since this date. The options previously granted under the employee plan expire 10 years from the grant date. The exercise price is equal to the market price of the Company's stock on the date of grant.

The fair value of each option granted is estimated on the date of the grant using the Black-Sholes option-pricing model. The following assumptions were used in estimating the fair value of the options granted in 2012, 2011 and 2010.

DIRECTORS

Assumption	2012	2011	2010
Dividend yield	4.7%	4.9%	4.9%
Risk-free interest rate	0.78%	2.24%	2.24%
Expected life	8.2 years	8.1 years	7.9 years
Expected volatility	78.29%	74.47%	69.40%
Calculated value per option	$8.88	$9.16	$11.17
Forfeitures	0%	0%	0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Continued

Following is a summary of the status of the plans for the years ending December 31, 2012, 2011 and 2010:

	Directors' Plan		Employees' Plan	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at January 1, 2010	88,500	$ 18.96	151,650	$ 19.63
Granted	13,500	25.72	-	-
Exercised	(9,000)	11.64	(7,350)	11.49
Expired	-	-	(7,800)	22.26
Outstanding at December 31, 2010	93,000	$ 20.65	136,500	$ 19.92
Granted	13,500	20.02	-	-
Exercised	(4,500)	10.83	(1,000)	14.65
Expired	-	-	-	-
Outstanding at December 31, 2011	102,000	$ 21.00	135,500	$ 19.96
Granted	13,500	18.76	-	-
Exercised	(3,000)	15.00	(14,500)	14.65
Expired	(1,500)	15.00	(13,000)	18.09
Outstanding at December 31, 2012	111,000	$ 20.97	108,000	$ 20.90
Options exercisable at:				
December 31, 2012	111,000	$ 20.97	108,000	$ 20.90
Weighted average fair value of				
Options granted during years ended				
December 31, 2010		$ 11.17		$ -
December 31, 2011		$ 9.16		$ -
December 31, 2012		$ 8.88		$ -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18. Continued

The following table presents the outstanding stock options granted in relation to the option price and the weighted average maturity.

Range of Exercise Prices	Options Outstanding	Weighted Average Price	Weighted Average Life Remaining
$10.01 to $15.00	15,500	$14.50	3 months
$15.01 to $20.00	45,000	18.31	4 years, 11 months
$20.01 to $22.50	105,500	21.42	4 years, 3 months
$22.51 and above	53,000	24.08	4 years, 3 months
Total	219,000	$20.94	3 years, 8 months

The intrinsic value of options granted under the Directors' Plan at December 31, 2012 was $49,500 and the intrinsic value of the Employees' Plan at December 31, 2012 was $83,435 for a total intrinsic value at December 31, 2012 of $132,935. Additionally, the total intrinsic value of options exercised during 2012 and 2011 was $32,620 and $46,505, respectively. There was no unrecognized stock-based compensation expense at December 31, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations as of December 31, 2012, 2011 and 2010

OVERVIEW

The following information discusses the financial condition and results of operations of Citizens Holding Company (the "Company") as of December 31, 2012, 2011 and 2010. In this discussion, all references to the activities, operations or financial performance of the Company reflect the Company's activities, operations and financial performance through its wholly-owned subsidiary, The Citizens Bank of Philadelphia, Mississippi (the "Bank"), unless otherwise specifically noted.

Over the past three years, the Company has experienced growth in total assets and total deposits as management has capitalized on opportunities for organic growth within our market area and the addition of a branch in 2011. Total assets increased over the three-year period by $40.836 million or 4.9%. In the three-year period, net income increased in 2010 and 2011 before decreasing in 2012. Although the cost of deposits decreased in 2012, the interest received on earning assets decreased at a faster rate and the net interest margin decreased that year after rebounding by the end of 2011. Loan loss provisions in 2012 continued to be relatively high, although decreased from 2011 and 2010. Regardless of the fluctuation in the interest margins, management believes it has made appropriate provisions for loan losses.

During 2012, the Company's assets increased by $26,894,444, or 3.1%, from 2011, loans decreased by $20,644,034, or 5.4% and total deposits increased by $70,211,203, or 12.3%. Loans decreased in 2012 due to the continuing downturn in national and local economies and the weak loan demand that resulted from the sluggish economy. Certificates of deposit ended 2012 at $248,250,837, or 3.0% higher than 2011. Demand, NOW, savings and money market accounts increased $62,941,350, or 19.0%, to $394,298,501 at December 31, 2012.

During 2011, the Company's assets increased by $35,712,722, or 4.4%, from 2010, loans decreased by $32,916,191, or 7.9% and total deposits increased by $34,908,413, or 6.5%. Loans decreased in 2011 due to the downturn in national and local economies and the weak loan demand that resulted from the recession. Certificates of deposit ended 2011 at $240,980,983, or 0.4% lower than 2010. Demand, NOW, savings and money market accounts increased $33,928,766, or 11.4%, to $331,357,152 at December 31, 2011.

During 2010, the Company's assets declined by $21,771,096, or 2.6%, from 2009, loans decreased by $26,197,842, or 5.9% and deposits decreased by $32,372,862, or 5.7%. Loans decreased in 2010 due to the downturn in national and local economies and the weak loan demand that resulted from the recession. Deposit accounts decreased by $32,372,862, or 5.7% during 2010. Certificates of deposit ended 2010 at $240,001,335, or 9.2% lower than 2009. Demand, NOW, savings and money market accounts decreased $8,125,969, or 2.7%, to $297,428,387 at December 31, 2010.

In 2012, the Company's net income after taxes decreased to $6,783,999, a decrease of $433,848 from 2011. The decrease in rates on earning assets was greater than the decrease in rates paid on deposits in 2012. This decrease was offset by the decrease in the provision for loan losses and other operating expenses causing earnings to decrease slightly. Net income for 2012 produced, on a fully diluted basis, earnings per share of $1.39 compared to $1.49 in 2011 and $1.48 for 2010.

In 2011, the Company's net income after taxes increased to $7,217,847, an increase of $55,316 over 2010. The decrease in the rates paid on deposits being greater than the decrease in rates on earning assets was offset by the increase in the provision for loan losses and other operating expenses causing earnings to increase slightly. Net income for 2011 produced, on a fully diluted basis, earnings per share of $1.49 compared to $1.48 in 2010 and $1.45 for 2009.

In 2010, the Company's net income after taxes increased to $7,162,531, an increase of $23,557 over 2009. The decrease in the rates paid on deposits and the decrease in the provision for loan losses and other operating expenses was offset by the decrease in rates on earning assets and caused earnings to increase only slightly.

The Company's return on average assets ("ROA") was 0.81% in 2012, compared to 0.87% in 2011 and 0.85% in 2010. The Company's return on average equity ("ROE") was 7.71% in 2012, 8.78% in 2011 and 9.09% in 2010. During these periods, leverage capital ratios (the ratio of equity to average total assets) increased from 9.01% in 2010 to 9.47% in 2011 and increased again to 9.58% in 2012. The ROE in 2012, 2011 and 2010 is a function of the level of net income during those years. The changes in ROA were also a result of the Company's income increasing in 2010 and 2011 before decreasing in 2012 and also affected by the increase in total assets during these time periods. The Company set the annual dividend payout rate to approximately 62.86% of 2012 earnings per share, as compared to 59.06% in 2011 and 57.43% in 2010. The leverage capital ratio of 9.58% in 2012 remains well above the regulatory requirement of 5% to be considered "well capitalized" under applicable Federal Deposit Insurance Corporation (the "FDIC") guidelines for the Bank.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting policy most important to the presentation of our financial statements relates to the allowance for loan loss and the related provision for loan losses. The allowance for loan losses is available to absorb probable credit losses inherent in the entire loan portfolio. The appropriate level of the allowance is based on a monthly analysis of the loan portfolio and represents an amount that management deems adequate to provide for inherent losses, including collective impairment as recognized under ASC Subtopic 450-20, *Loss Contingencies*. The collective impairment is calculated based on loans grouped by similar risk characteristics. Another component of the allowance is losses on loans assessed as impaired under ASC Subtopic 310-10, *Loan Impairments*. The balance of these loans determined to be impaired under ASC Subtopic 310-10 and their related allowance is included in management's estimation and analysis of the allowance for loan losses. For a discussion of other considerations in establishing the allowance for loan losses and our loan policies and procedures for addressing credit risk, please refer to the disclosures in this Item under the heading "Provision for Loan Losses and Asset Quality."

The Company currently classifies all of its debt securities as available-for-sale as they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage-backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates securities for other-than-temporary impairment ("OTTI") on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

Real estate acquired through foreclosure on a loan or by surrender of the real estate in lieu of foreclosure is called "OREO". OREO is initially recorded at the fair value of the property less estimated costs to sell, which establishes a new cost basis. OREO is subsequently accounted for at the lower of cost or fair value of the property less estimated costs. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through noninterest expense. Fair value is commonly based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Valuation adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Valuation adjustments are also required when the listing price to sell an OREO has had to be reduced below the current carrying value. If there is a decrease in the fair value of the property from the last valuation, the decrease in value is charged to noninterest expense. All income produced from, changes in fair values in, and gains and losses on OREOs is also included in noninterest expense. During the time the property is held, all related operating and maintenance costs are expensed as incurred.

Goodwill resulting from business combinations prior to January 1, 2009 represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead reviewed for impairment when there is evidence to suggest that the estimated fair value of the net assets is lower than the carrying value, or at a minimum of once a year. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill was the only intangible asset with an indefinite life on our balance sheet. Other intangible assets consisted of core deposit and acquired customer relationship intangible assets arising from the Company's acquisition of the Citizens Bank and Trust Company of Louisville, Mississippi. These assets are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which were determined to be 15 years.

The Company recognizes stock compensation expenses in accordance with FASB ASC Topic 718, *Compensation-Stock Compensation*. Generally, all options granted to employees and directors fully vest six months and one day after the date of grant, rather than vesting in tranches over a specified period. Given the limited historical amount of forfeited options, the Company has not reduced compensation expense for estimated forfeitures.

The Company utilizes the Black-Scholes valuation model to determine the fair value of stock options. The Black-Scholes model requires the use of certain assumptions, including the volatility of the Company's stock price, the expected life of the option, the expected dividend rate and the discount rate. The Company does not currently expect to change the model or its methods for determining the assumptions underlying the valuation of future stock option grants. For more information on the Company's stock options and the assumptions used to calculate the expense of such options, please refer to Note 1, "Summary of Significant Accounting Policies," and Note 18, "Stock Options" to the Company's Consolidated Financial Statements included in this Annual Report.

The Company uses the asset and liability method, which recognizes the future tax consequences attributable to an event or a liability or asset that has been recognized in the consolidated financial statements. Due to tax regulations, several items of income and expense are recognized in different periods for tax return purposes than for financial reporting purposes. These items represent "temporary differences." Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. Deferred tax assets represent future deductions in the Company's income tax return, while deferred tax liabilities represent future payments to tax authorities. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company recognizes interest and/or penalties related to income tax matters in income tax expense.

Please refer to Note 1, "Summary of Significant Accounting Policies," to the Consolidated Financial Statements of the Company included in this Annual Report for a detailed discussion of our other significant accounting policies affecting the Company.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this report contains statements which constitute forward-looking statements and information that are based on management's beliefs, plans, expectations, assumptions and on information currently available to management. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate," and similar expressions used in this report that do not relate to historical facts are intended to identify forward-looking statements. The Company notes that a variety of factors could cause its actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may affect the operation, performance, development and results of the business of the Company and the Bank, include, but are not limited to, the following:

- the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Company operates;
- changes in the legislative and regulatory environment that negatively impact the Company and the Bank through increased operating expenses;
- increased competition from other financial institutions;
- the impact of technological advances;
- expectations about the movement of interest rates, including actions that may be taken by the Federal Reserve Board in response to changing economic conditions;
- changes in asset quality and loan demand;
- expectations about overall economic strength and the performance of the economy in the Company's market area; and
- other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update or revise any forward-looking statements subsequent to the date on which they are made.

SELECTED FINANCIAL DATA

The following selected financial data has been taken from the Company's Consolidated Financial Statements and related notes included in this Annual Report and should be read in conjunction with such consolidated financial statements and related notes. Dollar references in all of the following tables are in thousands except for per share data.

The major components of the Company's operating results for the past five years are summarized in Table 1 - Five Year Financial Summary of Consolidated Statements and Related Statistics.

TABLE 1 - FIVE YEAR SUMMARY OF CONSOLIDATED STATEMENTS AND RELATED STATISTICS (in thousands, except per share and ratio amounts)

	2012	2011	2010	2009	2008
Summary of Earnings					
Total Interest Income	$ 34,388	$ 36,974	$ 38,138	$ 40,889	$ 39,558
Total Interest Expense	5,709	6,642	8,726	11,336	13,775
Provision for loan losses	1,546	2,995	2,456	3,013	1,224
Non-interest income	7,402	7,442	7,409	8,058	7,863
Non-interest expense	26,100	26,244	25,120	25,827	21,859
Income tax expense	1,651	1,317	2,082	1,631	2,289
Net Income	6,784	7,218	7,163	7,139	8,274
Per Share Data					
Earnings-basic	$ 1.40	$ 1.49	$ 1.48	$ 1.47	$ 1.70
Earnings-diluted	1.39	1.49	1.48	1.45	1.69
Cash dividends	0.88	0.88	0.85	0.81	0.77
Book value at year end	18.28	17.77	15.77	15.42	14.70
Selected Year End Actual Balances					
Loans, net of unearned income	$ 368,891	$ 389,262	$ 421,876	$ 447,221	$ 428,705
Allowance for loan losses	6,954	6,681	6,379	5,526	4,480
Securities available for sale	420,908	374,508	324,730	318,404	258,023
Earning assets	802,220	760,744	741,383	764,780	682,747
Total assets	880,840	853,945	818,233	840,004	766,047
Deposits	642,549	572,338	537,430	569,803	545,927
Long term borrowings	68,674	68,677	84,760	74,947	80,211
Shareholders' equity	88,869	86,079	76,295	74,597	71,400
Selected Year End Average Balances					
Loans, net of unearned income	$ 381,597	$ 407,748	$ 437,563	$ 441,841	$ 398,184
Allowance for loan losses	7,056	6,594	5,939	4,867	4,084
Securities available for sale	367,458	332,400	309,368	288,777	227,547
Earning assets	766,663	753,042	762,993	732,968	634,012
Total assets	842,456	829,177	839,212	806,213	702,190
Deposits	592,723	543,711	556,798	559,036	495,428
Long term borrowings	72,553	82,576	86,378	79,774	82,382
Shareholders' equity	87,972	82,254	78,776	74,330	70,112

Selected Ratios	2012	2011	2010	2009	2008
Return on average assets	0.81%	0.87%	0.85%	0.88%	1.18%
Return on average equity	7.71%	8.78%	9.09%	9.58%	11.80%
Dividend payout ratio	62.86%	59.06%	57.43%	55.10%	45.29%
Equity to year end assets	10.09%	10.08%	9.32%	8.88%	9.32%
Total risk-based capital to risk-adjusted assets	18.22%	17.53%	16.37%	14.97%	15.70%
Leverage capital ratio	9.58%	9.47%	9.01%	8.72%	9.50%
Efficiency ratio	70.73%	68.51%	65.52%	66.48%	62.90%

NET OPERATING INCOME

Net operating income for 2012 decreased by 6.0% to $6,783,999, or $1.40 per share-basic and $1.39 per share-diluted, from $7,217,847, or $1.49 per share basic and diluted for 2011. The provision for loan losses for 2012 was $1,545,797 compared to the provision of $2,995,426 in 2011. The decrease in the loan loss provision for 2012 was mainly due to management's assessment of inherent losses in the loan portfolio including the impact caused by current local and national economic conditions. Non-interest income decreased by $40,600, or 0.5%, and non-interest expense decreased by $143,653 or 0.5%, in 2012. Non-interest income for 2012 decreased primarily due to a reduction in the gains from sales of securities. Non-interest expense decreased due to a decrease in salaries and benefits. The decrease in salaries and benefits is related to a reduction in the number of employees and the freezing of salaries for our existing officers and employees.

Net operating income for 2011 increased by 0.3% to $7,217,847, or $1.49 per share-basic and diluted, from $7,162,531, or $1.48 per share basic and diluted for 2010. The provision for loan losses for 2011 was $2,995,426 compared to the provision of $2,455,790 in 2010. The increase in the loan loss provision for 2011 was mainly due to management's assessment of inherent losses in the loan portfolio including the impact caused by current local and national economic conditions. Non-interest income increased by $33,813, or 0.5%, and non-interest expense increased by $1,123,880 or 4.5%, in 2011. Non-interest income for 2011 increased primarily due to normal growth in other service charges. Non-interest expense increased due to an increase in equipment expenses and increases in salaries and benefits. The increase in salaries and benefits is related to our new staffing for branching and credit administration and normal raises for our existing officers and employees.

Net operating income for 2010 increased by 0.3% to $7,162,531, or $1.48 per share-basic and diluted, from $7,138,974, or $1.47 per share basic and $1.45 per share diluted for 2009. The provision for loan losses for 2010 was $2,455,790 compared to the provision of $3,013,455 in 2009. The decrease in the loan loss provision for 2010 was mainly due to management's assessment of inherent losses in the loan portfolio including the impact caused by current local and national economic conditions along with a decrease in loans outstanding. Non-interest income decreased by $649,066, or 8.1%, and non-interest expense decreased by $707,570 or 2.7%, in 2010. Non-interest income for 2010 decreased primarily due to a nonrecurring gain in 2009 from the sale of a parcel of surplus bank property in the amount of $855,537. Non-interest expense decreased mainly due to decrease in occupancy and other operating expenses offset by an increase in salaries and benefits. The increase in salaries and benefits is related to our new staffing for branching and credit administration and normal raises for our existing officers and employees.

NET INTEREST INCOME

Net interest income is the most significant component of the Company's earnings. Net interest income is the difference between interest and fees realized on earning assets, primarily loans and securities, and interest paid on deposits and other borrowed funds. The net interest margin is this difference expressed as a percentage of average earning assets. Net interest income is affected by several factors, including the volume of earning assets and liabilities, the mix of earning assets and liabilities, and interest rates. The discussion below is presented on a tax equivalent basis which management believes to be the best way to analyze net interest income.

Net interest income on a tax equivalent basis was $29,978,000, $31,563,000 and $30,719,000 for the years 2012, 2011 and 2010, respectively. Net interest margin was 3.93%, 4.20% and 4.04% for the same periods. During 2012, the yields on interest earning assets declined more than the rates paid on interest bearing deposits with the largest decrease occurring in the rates paid on certificates of deposit. For the year ended December 31, 2012, the average yield on earnings assets was 4.66%, a decrease of 42 basis points compared to the average yield at December 31, 2011. The average rate paid on interest-bearing liabilities was 0.88%, a decrease of 15 basis points compared to the average rate at December 31, 2011. The volume of earning assets increased 1.4% while the volume of interest-bearing liabilities decreased 0.2% in 2012.

For the year ended December 31, 2011, the average yield on earnings assets was 5.08%, a decrease of 9 basis points compared to the average yield at December 31, 2010. The average rate paid on interest-bearing liabilities was 1.03%, a decrease of 27 basis points compared to the average rate at December 31, 2010. The volume of earning assets decreased 1.3% while the volume of interest-bearing liabilities decreased 3.3% in 2011.

For the year ended December 31, 2010, the average yield on earnings assets was 5.17%, a decrease of 56 basis points compared to the average yield at December 31, 2009. The average rate paid on interest-bearing liabilities was 1.31%, a decrease of 46 basis points compared to the average rate at December 31, 2009. The volume of earning assets increased 3.8% while the volume of interest-bearing liabilities increased 3.7% in 2010.

During this three-year period, loan demand was weak in all three years. Loans generally provide the Company with yields that are greater than the yields on typical investment securities.

During 2003, the Company purchased $11.4 million of additional bank-owned life insurance. The income received by the Company on these policies increased the Company's total investment to approximately $19.5 million at December 31, 2010, $20.4 million at December 31, 2011 and $21.2 million at December 2012. The additional purchases were made to provide a future funding source for certain of the Company's deferred compensation arrangements. Such insurance also offers more attractive yields than other investment securities.

Table 2 – Average Balance Sheets and Interest Rates sets forth average balance sheet data, including all major categories of interest-earning assets and interest-bearing liabilities, together with the interest earned or interest paid and the average yield or average rate paid on each such category for the fiscal years ended December 31, 2012, 2011 and 2010.

TABLE 2 – AVERAGE BALANCE SHEETS AND INTEREST RATES
(in thousands)

	Average Balance			Income/Expense			Average Yield/Rate		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Loans:									
Loans, net of unearned	$381,234	$407,299	$437,000	$23,247	$25,341	$28,083	6.08%	6.22%	6.43%
Investment Securities									
Taxable	257,073	230,777	205,539	7,326	7,911	6,190	2.85%	3.43%	3.01%
Tax-exempt	103,648	94,402	97,032	5,028	4,904	5,091	4.85%	5.19%	5.25%
Total Investment Securities	360,721	325,179	302,571	12,354	12,815	11,281	3.42%	3.94%	3.73%
Federal Funds Sold and Other	21,086	19,821	22,344	51	49	53	0.24%	0.25%	0.24%
Total Interest Earning Assets	763,041	752,299	761,915	35,652	38,205	39,417	4.67%	5.08%	5.17%
Non-Earning Assets	79,415	101,646	77,297						
Total Assets	$842,456	$853,945	$839,212						
Deposits:									
Interest-bearing Demand Deposits	$191,930	$170,323	$166,595	$739	$802	$1,067	0.39%	0.47%	0.64%
Savings	44,777	39,497	36,127	99	130	134	0.22%	0.33%	0.37%
Time	248,886	234,892	263,156	1,838	2,278	3,927	0.74%	0.97%	1.49%
Total Deposits	485,593	444,712	465,878	2,676	3,210	5,128	0.55%	0.72%	1.10%
Borrowed Funds									
Short-term Borrowings	79,002	114,000	111,132	754	1,075	1,054	0.95%	0.94%	0.95%
Long-term Borrowings	75,256	82,327	85,923	2,244	2,356	2,516	2.98%	2.86%	2.93%
Total Borrowed Funds	154,258	196,327	197,055	2,998	3,431	3,570	1.94%	1.75%	1.81%
Total Interest-Bearing Liabilities	639,851	641,039	662,933	5,674	6,641	8,698	0.88%	1.03%	1.31%
Non-Interest Bearing Liabilities									
Demand Deposits	107,130	116,895	90,163						
Other Liabilities	7,503	9,932	7,340						
Shareholders' Equity	87,972	86,079	78,776						
Total Liabilities and Shareholders' Equity	$842,456	$853,945	$839,212						
Interest Rate Spread							3.79%	4.05%	3.86%
Net Interest Margin				$29,978	$31,564	$30,719	3.93%	4.20%	4.04%
Less									
Tax Equivalent Adjustment				1,278	1,247	1,296			
Net Interest Income				$28,700	$30,317	$29,423			

Table 3 – Net Average Interest Earning Assets illustrates net interest earning assets and liabilities for 2012, 2011, and 2010.

TABLE 3 – NET AVERAGE INTEREST EARNING ASSETS
(in thousands)

	2012	2011	2010
Average interest earning assets	$ 763,041	$ 752,299	$ 761,915
Average interest bearing liabilities	639,851	641,039	662,933
Net average interest earning assets	$ 123,190	$ 111,260	$ 98,982

Table 4 – Volume/Rate Analysis depicts the effect on interest income and interest expense of changes in volume and changes in rate from 2010 through 2012. Variances, which were attributable to both volume and rate, are allocated proportionately between rate and volume using the absolute values of each for a basis for the allocation. Non-accruing loans are included in the average loan balances used in determining the yields. Interest income on tax-exempt securities and loans has been adjusted to a tax equivalent basis using a federal income tax rate of 34%.

TABLE 4 – VOLUME/RATE ANALYSIS
(in thousands)

	2012 Change from 2011			2011 Change from 2010		
	Volume	Rate	Total	Volume	Rate	Total
INTEREST INCOME						
Loans	$ (1,585)	(509)	$ (2,094)	$ (1,847)	$ (895)	$ (2,742)
Taxable Securities	749	(1,334)	(585)	865	856	1,721
Non-Taxable Securities	449	(325)	124	(137)	(50)	(187)
Federal Funds Sold and Other	3	(1)	2	(6)	2	(4)
TOTAL INTEREST INCOME	$ (384)	$ (2,169)	$ (2,553)	$ (1,125)	$ (87)	$ (1,212)
INTEREST EXPENSE						
Interest-bearing demand deposits	$ 83	(146)	(63)	$ 18	$ (283)	(265)
Savings Deposits	12	(43)	(31)	11	(15)	(4)
Time Deposits	103	(543)	(440)	(274)	(1,375)	(1,649)
Short-term borrowings	(334)	13	(321)	27	(6)	21
Long-term borrowings	(211)	99	(112)	(103)	(57)	(160)
TOTAL INTEREST EXPENSE	$ (347)	$ (620)	(967)	$ (321)	$ (1,736)	(2,057)
NET INTEREST INCOME	$ (37)	$ (1,549)	$ (1,586)	$ (804)	$ 1,649	$ 845

LOANS

The loan portfolio constitutes the major earning asset of the Company and, in the opinion of management, offers the best alternative for maximizing net interest margin. The Company's loan personnel have the authority to extend credit under guidelines established and approved by the Board of Directors. Any aggregate credit that exceeds the authority of the loan officer is forwarded to the Board's loan committee for approval. The loan committee is composed of certain directors, including the Chairman of the Board of Directors. All aggregate credits that exceed the loan committee's lending authority are presented to the full Board of Directors for ultimate approval or denial. The loan committee not only acts as an approval body to ensure consistent application of the Company's loan policy but also provides valuable insight through communication and pooling of knowledge, judgment, and experience of its members.

The Company has stated in its loan policy the following objectives for its loan portfolio:

- to make loans after sound and thorough credit analysis;
- to properly document all loans;
- to eliminate loans from the portfolio that are under-priced, high risk or difficult and costly to administer;
- to seek good relationships with the customer;
- to avoid undue concentrations of loans; and
- to keep non-accrual loans to a minimum by aggressive collection policies.

Loan demand in the Company's market over the past three years has declined all three years due to the current economic conditions. The change in loan demand was due to a lack of growth in the market area served by the Company, poor overall economic conditions and increased competition from other financial institutions for the available loans. The impact on the housing market caused by the opening of a casino on the nearby Choctaw Indian Reservation in 1995 is beginning to show less of an impact in the area. Real estate mortgage loans originated by the Company decreased by 13.6%, or $18,150,577 in 2012, and by 6.7%, or $9,639,327, in 2011 and increased by 3.1%, or $4,269,248, in 2010 compared to the prior year. The decrease in mortgage loans in 2012 and 2011 reflects the weakness in the national and local housing markets after seeing normal growth in the previous years.

Commercial and agricultural loans increased by $6,229,238, or 3.0% in 2012, decreased by $11,625,283 or 5.4% in 2011 and decreased by $9,028,019, or 4.0% in 2010. Commercial, financial and agricultural loans are the largest segment of the loan portfolio and, by nature, bear a higher degree of risk. Management believes the lending practices, policies and procedures applicable to this loan category are adequate to manage any risk represented by the growth of the loans in this category.

Consumer loans declined by $7,681,230, or 21.1% in 2012, $3,010,288, or 7.6% in 2011 and $9,901,647, or 20.1% in 2010, compared to the prior year. The Company believes that changes in consumer purchasing habits and the increase in loan sources have affected the growth of this segment of loans.

Table 5 – Loans Outstanding reflects outstanding balances by loan type for the past five years. Additional loan information is presented in Note 5, "Loans," to the Company's Consolidated Financial Statements included in this Annual Report.

TABLE 5 – LOANS OUTSTANDING
(in thousands)

	AT DECEMBER 31,				
	2012	2011	2010	2009	2008
Commercial, financial and agricultural	$211,155	$203,458	$217,143	$226,171	$210,272
Real estate - construction	12,755	13,481	21,838	32,599	26,654
Real estate - mortgage	115,837	133,987	143,627	139,357	137,410
Consumer	29,391	38,540	39,491	49,393	54,714
TOTAL LOANS	$369,138	$389,466	$422,099	$447,520	$429,050

Table 6 -- Loan Liquidity and Sensitivity to Changes in Interest Rates reflects the maturity schedule or repricing frequency of all loans. Also presented are fixed and variable rate loans maturing after one year.

TABLE 6 – LOAN LIQUIDITY
LOAN MATURITIES AT DECEMBER 31, 2012

	1 YEAR OR LESS	1 - 5 YEARS	OVER 5 YEARS	Total
Commercial, financial and agricultural	$54,931	$148,524	$8,291	$211,746
Real estate - construction	5,721	6,630	404	$12,755
Real estate - mortgage	25,900	62,797	27,140	$115,837
Consumer	14,495	13,927	378	$28,800
Total loans	$101,047	$231,878	$36,213	$369,138

SENSITIVITY TO CHANGES IN INTEREST RATES

	1 - 5 YEARS	OVER 5 YEARS
Fixed rates	$214,235	$22,162
Variable rates	17,643	14,051
Total loans	$231,878	$36,213

Each loan the Company makes either has a stated maturity as to when the loan is to be repaid or is subject to an agreement between the Company and the customer governing its progressive reduction. The Company's policy is that every loan is to be repaid by its stated maturity and not carried as a continuing debt. Generally, the Company requires that principal reductions on a loan must have begun prior to the second renewal date of the loan.

PROVISION FOR LOAN LOSSES AND ASSET QUALITY

The allowance for loan losses represents an amount that in management's judgment will be adequate to absorb estimated probable losses within the existing loan portfolio. Loans that management determines to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectability of specific loans and prior loss experience. Other factors considered by management include specific economic events, general economic conditions and trends, and loan portfolio mix and growth. The allowance for loan losses is subject to close regulatory review from the FDIC and the Mississippi Department of Banking and Consumer Finance and is also a factor in each agency's determination of our capital adequacy. The estimation of losses in our loan portfolio is susceptible to changes resulting from changes in the financial condition of individual borrowers and economic conditions in the Company's market area.

The allowance for loan losses is established through a provision for loan losses charged against net income. This expense is determined by a number of factors, including historical loan losses, assessment of specific credit weaknesses within the portfolio, assessment of the prevailing economic climate, and other factors that may affect the overall condition of the loan portfolio. Management utilized these factors to determine the provision for loan losses for each of 2010, 2011 and 2012. The ratio of net loans charged off to average loans was 0.33% in 2012, 0.66% in 2011 and 0.37% in 2010. The chargeoffs in 2010, 2011 and 2012 reflect the weakness of the economy and the continuing local and national high unemployment. Management evaluates the adequacy of the allowance for loan loss on a monthly basis and makes adjustments to the allowance based on this analysis.

The provision for loan losses in 2012 was $1,545,797 compared to $2,995,426 in 2011 and $2,455,790 in 2010. The decrease in the provision for 2012 was mainly due to management's assessment of incurred losses in the loan portfolio including the impact caused by current local and national economic conditions. The Company uses a model that takes into account historical charge-offs and recoveries and applies that to certain loan segments of our portfolio. At the end of 2012, the total allowance for loan losses was $6,954,269, an amount that management believes to be sufficient to cover estimated probable losses in the loan portfolio.

Activity in the allowance for loan losses is reflected in Table 7 – Analysis of Allowance for Loan Losses. The Company's policy is to charge-off loans when in management's opinion the loan is deemed uncollectible. Even after it is charged off, however, the Company makes concerted efforts to maximize recovery of such loan.

TABLE 7 – ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

(in thousands except for percentage amounts)

	2012	2011	2010	2009	2008
BALANCE AT BEGINNING OF YEAR	$ 6,681	$ 6,379	$ 5,526	$ 4,480	$ 3,967
LOANS CHARGED-OFF					
Commercial, financial and agricultural	920	1,523	593	1,038	350
Real estate - construction	99	67	176	-	15
Real estate - mortgage	250	922	636	746	198
Consumer	235	306	410	394	345
TOTAL CHARGE-OFFS	1,504	2,818	1,815	2,178	908
CHARGE-OFFS RECOVERED					
Commercial, financial and agricultural	69	21	108	52	57
Real estate - construction	11	6	-	2	2
Real estate - mortgage	29	11	12	40	33
Consumer	122	87	92	117	105
TOTAL RECOVERIES	231	125	212	211	197
Net loans charged-off	1,273	2,693	1,603	1,967	711
Additions charged to operating expense	1,546	2,995	2,456	3,013	1,224
BALANCE AT END OF YEAR	$ 6,954	$ 6,681	$ 6,379	$ 5,526	$ 4,480
Loans, net of unearned, at year end	$ 368,890	$ 389,262	$ 421,876	$ 447,221	$ 428,705
Ratio of allowance to loans at year end	1.89%	1.72%	1.51%	1.24%	1.05%
Average loans - net of unearned	$ 381,597	$ 407,748	$ 437,563	$ 441,841	$ 398,184
Ratio of net loans charged-off to average loans	0.33%	0.66%	0.37%	0.45%	0.18%

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(in thousands)

	AT DECEMBER 31,				
	2012	2011	2010	2009	2008
Commercial, financial and agricultural	$ 3,965	$ 3,453	$ 3,047	$ 2,975	$ 2,588
Real estate - construction	351	285	434	161	224
Real estate - mortgage	1,868	2,111	1,930	1,401	518
Consumer	770	832	968	989	1,150
Total	$ 6,954	$ 6,681	$ 6,379	$ 5,526	$ 4,480

COMPOSITION OF LOAN PORTFOLIO BY TYPE

	AT DECEMBER 31,				
	2012	2011	2010	2009	2008
Commercial, financial and agricultural	57.20%	52.24%	51.44%	50.54%	49.01%
Real estate - construction	3.46%	3.46%	5.17%	7.28%	6.21%
Real estate - mortgage	31.38%	34.40%	34.03%	31.14%	32.03%
Consumer	7.96%	9.90%	9.36%	11.04%	12.75%
	100.00%	100.00%	100.00%	100.00%	100.00%

Loan balances outstanding, as illustrated in Table 5, declined in 2010, 2011 and 2012, as the Company's credit standards have tightened, loan demand has weakened and the competition for loans has increased. The highest percentage decrease occurred in the construction real estate category, primarily due to the lack of demand in this market segment and the desire to limit its exposure in that category. The allowance for loan losses is allocated to the various categories based on the historical loss percentage for each segment of loan and any specific reserves that might be assigned to those loans.

Non-performing assets and the relative percentages of such assets to loan balances are presented in Table 8 – Non-performing Assets. Non-performing loans include non-accrual loans, loans delinquent 90 days or more based on contractual terms and troubled debt restructurings. Management classifies loans as non-accrual when it believes that collection of interest is doubtful. This typically occurs when payments are past due over 90 days, unless the loans are well secured and in the process of collection. Another measurement of asset quality is other real estate owned (OREO), which represents properties acquired by the Company through foreclosure following loan defaults by customers. The percentage of OREO to total loans at December 31, 2012 was 1.29% compared to 1.27% in 2011. OREO decreased in 2012 after increasing in 2011 due to a larger amount of foreclosures in 2011 and the sale of several parcels that were acquired in foreclosure and a write-down of several parcels to fair market value during 2012.

Loans on non-accrual status amounted to $14,141,887 in 2012 as compared to $11,299,060 in 2011 and $10,931,669 in 2010. Interest income forgone on loans classified as non-accrual in 2012 was $770,509 as compared to $673,858 in 2011 and $614,511 in 2010. Upon the classification of a loan as non-accrual, all interest accrued on the loan prior to the time it is classified as non-accrual is reversed and interest accruals are suspended until such time that the loan is in compliance with its terms and deemed collectable.

TABLE 8 – NON-PERFORMING ASSETS
(in thousands, except percentages)

	As of December 31,				
	2012	2011	2010	2009	2008
PRINCIPAL BALANCE					
Non-accrual	$14,142	$11,299	$10,932	$9,794	$1,397
Accruing loans 90 days or more past due	609	269	1,023	1,291	911
TOTAL LOANS	$14,751	$11,568	$11,955	$11,085	$2,308
TOTAL NON-PERFORMING LOANS	$14,751	$11,568	$11,955	$11,085	$2,308
Income on non-accrual loans not recorded	$771	$674	$615	$139	$105
Non-performing as a percent of loans	4.07%	3.02%	2.88%	2.51%	0.54%
Other real estate owned	$4,682	$4,869	$3,068	$3,229	$3,375
OREO as a percent of loans	1.29%	1.27%	0.74%	0.73%	0.79%
Allowance as a percent of non-performing loans	47.24%	57.75%	53.67%	49.95%	194.11%

ASC Subtopic 310-10, *Loan Impairments* outlines the guidance for evaluating impaired loans. These statements changed the methods of estimating the loan loss allowance for problem loans. In general, when management determines that principal and interest due under the contractual terms of a loan are not fully collectible, management must value the loan using discounted future expected cash flows. Management considers the Company's nonaccrual loans as being impaired under ASC Subtopic 310-10. The balances of impaired (including non-accruals) loans for the years 2012, 2011 and 2010 were $14,141,887, $11,398,698 and $11,512,534, respectively.

This table details the impaired loans by category for years ending 2012, 2011 and 2010.

	AT DECEMBER 31,		
	2012	2011	2010
Commercial, financial and agricultural	$ 11,431,714	$ 7,763,051	$ 8,910,818
Real estate - construction	141,917	1,134,329	552,867
Real estate - mortgage	2,258,167	2,065,784	1,839,739
Consumer	310,089	435,534	209,110
Total loans	$ 14,141,887	$ 11,398,698	$ 11,512,534

Management monitors any loans that are classified under FDIC regulations as loss, doubtful or substandard, even if management has not classified the loans as non-performing or impaired. In addition to loans classified for regulatory purposes, management also designates certain loans for internal monitoring purposes in a "watch" category. Loans may be placed on management's watch list as a result of delinquent status, management's concern about the borrower's financial condition or the value of the collateral securing the loan, a substandard classification during regulatory examinations, or simply as a result of management's desire to monitor more closely a borrower's financial condition and performance. Watch category loans may include loans that are still performing and accruing interest and may be current under the terms of the loan agreement but which management has a significant degree of concern about the borrowers' ability to continue to perform according to the terms of the loan agreement. Watch category loans may also include loans, which, although adequately secured and performing, reflect a past delinquency problem or unfavorable financial trends exhibited by the borrower. Loss exposure on these loans is typically evaluated based primarily upon the estimated liquidation value of the collateral securing the loan.

At December 31, 2012, loans totaling $42,731,860 were included on the Company's watch list compared to $43,168,567 at December 31, 2011. The majority of these loans are real estate loans that, although adequately collateralized, have experienced frequent delinquencies in scheduled payments. The inclusion of loans on this list does not indicate a greater risk of loss; rather it indicates that the loan possesses one of the several characteristics described above warranting increased oversight by management. During 2012, additional loans were added to the watch list due to the uncertainties in the current economic conditions.

SECURITIES

At December 31, 2012, the Company classified all of its securities as available-for-sale. Securities available-for-sale are reported at fair value, with unrealized gains and losses included as a separate component of equity, net of tax. The Company does not hold any securities classified as held to maturity or held for trading purposes.

Table 9 – Securities and Securities Maturity Schedule summarizes the carrying value of securities from 2010 through 2012 and the maturity distribution at December 31, 2012, by classification.

TABLE 9 – SECURITIES

(in thousands)

	2012	2011	2010
SECURITIES AVAILABLE FOR SALE			
U. S. Government Agencies	$269,194	$234,356	$225,268
Mortgage Backed Securities	36,386	32,435	
State, County and Muncipal Obligations	105,301	93,655	95,207
Other Securities	3,093	3,093	3,093
TOTAL SECURITIES AVAILABLE FOR SALE	$413,974	$363,539	$323,568

SECURITIES MATURITY SCHEDULE

	1 year or less		1 to 5 years		5 to 10 years		over 10 years	
	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield	Actual Balance	Average Yield
AVAILABLE-FOR-SALE								
U. S. Government Agencies(1)	$ -	0.00%	$ 34,088	3.96%	$ 81,516	2.02%	$ 189,976	2.64%
State, County and Municipal(2)	2,083	3.90%	12,546	4.81%	34,197	5.88%	56,475	5.06%
Other Securities	-	0.00%	-	0.00%	-	0.00%	3,093	4.16%
TOTAL AVAILABLE-FOR-SALE	$ 2,083	3.90%	$ 46,634	4.19%	$ 115,713	3.16%	$ 249,544	3.21%

(1) The maturities for the mortgage backed securities included in this line item are based on final maturity.

(2) Average yields were calculated on tax equivalent basis using a marginal federal income tax rate of 34% and a state tax rate of 5%.

The change in the carrying value of the available-for-sale portfolio is due to market value fluctuations resulting from the changing interest rate environment during 2012. This change is not used in the Tier 1 capital calculation.

The above table shows an increase in the U. S. Government Agencies securities and an increase in the State, County and Municipal classifications. The increases were due to the Company's effort to increase yields while maintaining credit quality and to purchase securities for our commercial repurchase agreement program with certain customers. As a result of this commercial repurchase agreement program, the Company increased its margin on the balances in this program. The Company strives to maximize the yields on its portfolio while balancing pledging needs and managing risk. The Company seeks to invest most of it funds not needed for loan demand in higher yielding securities and not in the lower yielding federal funds sold.

DEPOSITS

The Company offers a wide variety of deposit services to individual and commercial customers, such as non-interest-bearing and interest-bearing checking accounts, savings accounts, money market deposit accounts and time deposits. The deposit base is the Company's major funding source for earning assets. Time deposits decreased in 2011 due to the pricing strategy of the Company to manage liquidity needs and increased in 2012 due to customers desiring to stay short and liquid with their deposits. During this time, all other segments of deposits increased.

A three-year schedule of average deposits by type and maturities of time deposits greater than $100,000 is presented in Table 10 – Deposit Information.

TABLE 10 – DEPOSIT INFORMATION
(in thousands, except percentages)

	2012		2011		2010	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing	$107,130		$98,131		$90,163	
Interest-bearing demand	191,930	0.39%	170,323	0.47%	166,595	0.64%
Savings	44,777	0.22%	40,365	0.33%	36,884	0.37%
Time deposits	248,886	0.74%	234,892	0.97%	263,156	1.49%
	$592,723	0.55%	$543,711	0.59%	$556,798	0.92%

MATURITY RANGES OF TIME DEPOSITS
OF $100,000 OR MORE

	AS OF DECEMBER 31, 2012
3 months or less	$34,654
3 through 12 months	70,787
1 year to 3 years	26,494
over 3 years	-
	$131,935

The Company, in its normal course of business, will acquire large time deposits, generally from public entities, with a variety of maturities. These funds are acquired on a bid basis and are considered to be part of the deposit base of the Company.

BORROWINGS

Aside from the core deposit base and large denomination time deposits mentioned above, the remaining funding sources utilized by the Company include short-term and long-term borrowings. Short-term borrowings consist of Federal Funds Purchased from other financial institutions on an overnight basis, short-term advances from the FHLB and securities sold under agreement to repurchase. Long-term borrowings are advances from the FHLB with an initial maturity of greater than one year.

TABLE 11 - SHORT-TERM BORROWINGS
(in thousands)

	As of December 31,		
	2012	2011	2010
Short-term borrowings			
Year-end balance	$73,307	$120,220	$110,483
Weighted average rate	0.95%	0.95%	0.95%
Maximum month-end balance	$103,355	$136,110	$140,948
Year to date average balance	$79,002	$114,000	$111,132
Weighted average rate	0.95%	0.94%	0.95%

The Company borrows funds for short periods from the FHLB as an alternative to Federal Funds Purchased. The Company foresees short-term borrowings to be a continued source of liquidity and likely will continue to use these borrowings as a method to fund short-term needs. At December 31, 2012, the Company had the capacity to borrow up to $202,139,520 from the FHLB and other financial institutions in the form of Federal Funds Purchased. The Company generally will use these types of borrowings if loan demand is greater than the growth in deposits. In 2012, the Company maintained its borrowings from the FHLB at $68,500,000 and its Federal Funds Purchased at zero. In 2011, the Company decreased its borrowing $15,900,000 from the FHLB and decreased its Federal Funds Purchased $2,500,000. In 2012, the balances in Securities Sold Under Agreement to Repurchase decreased $46,913,668, or 39.0%. In 2011, these balances increased to $120,220,433, an increase of $9,736,996, or 8.8%.

At the end of 2012, the Company had long-term debt in the amount of $68,500,000 to the FHLB for advances and $174,090 payable to the State of Mississippi for advances under the Mississippi Agribusiness Enterprise Loan Program. This program provides interest-free loans to banks to fund loans to qualifying farmers. Farmers that qualify for the program receive 20% of their loan at zero interest. When the loan is repaid, the State of Mississippi receives 20% of the principal payment, which is equal to the amount advanced by the state, and the Company retains the balance of the principal payment.

The remaining maturity schedule of the long-term debt at December 31, 2012 is listed below.

	(in thousands) 2012
Less than one year	$45,000
One year to three years	3,548
Over three years	20,126
Total long-term borrowings	$68,674

NON-INTEREST INCOME AND EXPENSE

Table 12 - Non-Interest Income and Expense illustrates the Company's non-interest income and expense from 2010 through 2012 and percentage changes between such years.

TABLE 12 - NON-INTEREST INCOME & EXPENSE
(in thousands)

	2012	% CHANGE FROM '11	2011	% CHANGE FROM '10	2010
NON-INTEREST INCOME					
Service charges on deposit accounts	$ 3,702	0.35%	$ 3,689	-7.80%	$ 4,001
Other operating income	3,700	-1.41%	3,753	10.12%	3,408
TOTAL NON-INTEREST INCOME	$ 7,402	-0.54%	$ 7,442	0.45%	$ 7,409
NON-INTEREST EXPENSE					
Salaries and employee benefits	$ 13,737	-2.28%	$ 14,057	2.01%	$ 13,780
Occupancy expense, including equipment	4,488	4.15%	4,309	13.25%	3,805
Other operating expense	7,875	-0.04%	7,878	4.55%	7,535
TOTAL NON-INTEREST EXPENSE	$ 26,100	-0.55%	$ 26,244	4.47%	$ 25,120

Non-interest income typically consists of service charges on checking accounts, including debit card fees, and other financial services. With continued pressure on interest rates, the Company has sought to increase its non-interest income through the expansion of fee income and the development of new services. Currently, the Company's main sources of non-interest income are service charges on checking accounts, safe deposit box rentals, credit life insurance premiums and title insurance service fees.

During 2012, non-interest income decreased by $40,600, or 0.55%, when compared to 2011. An increase in other income and service charge income from checking accounts was offset by a decrease in proceeds from gains on sales of investment securities.

During 2011, non-interest income increased by $33,813, or 0.45%, when compared to 2010. An increase in other income and proceeds from gains on sales of investment securities was offset by a decrease in service charge income from checking accounts.

During 2010, non-interest income decreased by $649,066, or 8.05%, when compared to 2009. An increase in service charge income from checking accounts and proceeds from gains on sales of investment securities offset a decrease in other income that resulted from the one time receipt of proceeds in 2009 from the sale of a parcel of surplus bank property in the amount of $855,537.

Non-interest expenses consist of salaries and benefits, occupancy expense and other overhead expenses incurred by the Company in the transaction of its business. In 2012, non-interest expense decreased by $143,653, or 0.55%, to $26,099,967. Included in this was a decrease in salaries and benefits in the amount of $319,597, or 2.3% and an increase in occupancy expense in the amount of $80,710, or 4.2%. The increase in occupancy expense is related to cost increases and the addition of a branch in Flowood, Mississippi in 2012.

In 2011, non-interest expense increased by $1,123,880, or 4.47%, to $26,243,620. Included in this was an increase in salaries and benefits in the amount of $276,148, or 2.0% and an increase in occupancy expense in the amount of $504,188, or 13.3%. The increase in occupancy expense is in part related to the opening of the new branch building in Hattiesburg.

In 2010, non-interest expense decreased by $707,570, or 2.74%, to $25,119,740. Included in this was an increase in salaries and benefits in the amount of $522,549, or 3.9% and a decrease in occupancy expense in the amount of $378,344, or 9.1%.

In 2012, the Company's efficiency ratio was 70.73%, compared to 68.51% in 2011 and 65.52% in 2010. The efficiency ratio is calculated to measure the cost of generating one dollar of revenue. The efficiency ratio is calculated by dividing non-interest expense by the sum of net interest income, on a fully tax equivalent basis, and non-interest income. The overall increase in the efficiency ratio over the past three years reflects increases in non-interest expense associated with managing the growth in assets during the period.

INCOME TAXES

The Company records a provision for income taxes currently payable, along with a provision for deferred taxes to be realized in the future. Such deferred taxes arise from differences in timing of certain items for financial statement reporting rather than income tax reporting. The deferred tax amount of $1,717,173 is considered realizable without the use of extraordinary tax planning strategies.

The Company's effective tax rate was 19.57%, 15.43% and 22.53% in 2012, 2011 and 2010, respectively. The major difference between the effective tax rate applied to the Company's financial statement income and the federal statutory rate of 34% is interest on tax-exempt securities and loans. In 2010, the Company incurred taxes on the gain from the liquidation of an unconsolidated subsidiary. Further tax information is disclosed in Note 10, "Income Taxes" to the Company's Consolidated Financial Statements included in this Annual Report.

LIQUIDITY AND RATE SENSITIVITY

Liquidity management is the process by which the Company ensures that adequate liquid funds are available to meet its financial commitments on a timely basis. These commitments include honoring withdrawals by depositors, funding credit obligations to borrowers, servicing long-term obligations, making shareholder dividend payments, paying operating expenses, funding capital expenditures and maintaining reserve requirements.

The Company's predominant sources of funding include: core deposits (consisting of both commercial and individual deposits); proceeds from maturities of securities; repayments of loan principal and interest; Federal Funds Purchased; and short-term and long-term borrowing from the FHLB. In 2012, the Company experienced an increase in deposits and a decrease in loans outstanding. Due in large part to the decrease in loan demand and the increase in deposits, the balances in investment securities increased. The Company relies upon non-core sources of funding, such as Federal Funds Purchased and short and long term borrowings from the FHLB, when deposit growth is not adequate to meet its short term needs. While the strategy of using these wholesale funding sources is adequate to cover liquidity deficiencies in the short term, the Company's goal is to increase core deposits as a source of long term funding. Management does not intend to rely on borrowings from the FHLB as the first choice as a source of funds but prefers to increase core deposits through increased competition for available deposits. Management believes that core deposits can be increased by offering more competitive rates and superior service to our customers.

It is management's intent to pay off the $45 million of FHLB advances that mature during 2013 if they are no longer needed to maintain the Company's liquidity position.

The deposit base is diversified between individual and commercial accounts, which the Company believes helps it avoid dependence on large concentrations of funds. The Company does not solicit certificates of deposit from brokers. The primary sources of liquidity on the asset side of the balance sheet are federal funds sold and securities classified as available-for-sale. The entire investment securities portfolio is classified in the available-for-sale category, and is available to be sold, should liquidity needs arise. Management, through its Asset Liability Committee ("ALCO"), and the Board review the Company's liquidity position on a monthly basis. At December 31, 2012, both the ALCO and the Board of Directors determined that the Company's liquidity position was adequate.

Table 13 - Funding Uses and Sources details the main components of cash flows for 2012 and 2011.

TABLE 13 - FUNDING USES AND SOURCES
(in thousands)

	2012			2011		
	Average Balance	Increase/(decrease) Amount	Percent	Average Balance	Increase/(decrease) Amount	Percent
FUNDING USES						
Loans, net of unearned income	$ 381,234	$ (26,065)	-6.40%	$ 407,299	$ (29,701)	-6.80%
Taxable securities	257,073	26,296	11.39%	230,777	25,238	12.28%
Tax-exempt securities	103,648	9,246	9.79%	94,402	(2,630)	-2.71%
Federal funds sold and other	21,086	1,265	6.38%	19,821	(2,523)	-11.29%
TOTAL USES	$ 763,041	$ 10,742	1.43%	$ 752,299	$ (9,616)	-1.26%
FUNDING SOURCES						
Noninterest-bearing deposits	$ 107,130	$ 8,999	9.17%	$ 98,131	$ 7,968	8.84%
Interest-bearing demand and savings deposits	236,707	26,888	12.81%	209,819	7,097	3.50%
Time deposits	248,886	13,994	5.96%	234,892	(28,264)	-10.74%
Short-term borrowings	2,900	870	42.86%	2,030	507	33.29%
Commercial repo	79,002	(32,968)	-29.44%	111,970	2,361	2.15%
Long-term debt	72,356	(10,146)	-12.30%	82,502	(3,421)	-3.98%
TOTAL SOURCES	$ 746,981	$ 7,637	1.01%	$ 753,096	$ (13,752)	-1.83%

The Company's liquidity depends substantially on the ability of the Bank to transfer funds to the Company in the form of dividends. The information under the heading "Market Price and Dividend Information" in this Annual Report discusses federal and state statutory and regulatory restrictions on the ability of the Bank to transfer funds to the Company in the form of dividends.

CAPITAL RESOURCES

The Company and Bank are subject to various regulatory capital guidelines as required by federal and state banking agencies. These guidelines define the various components of core capital and assign risk weights to various categories of assets.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required federal regulatory agencies to define capital tiers. These tiers are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under FDICIA, a "well-capitalized" institution must achieve a Tier 1 risk-based capital ratio of at least 6.00%, a total capital ratio of at least 10.00%, a leverage ratio of at least 5.00% and not be under a capital directive order. These ratios generally measure the percentage of a bank's capital to all or certain categories of assets. Failure to meet capital requirements can initiate regulatory action that could have a direct material effect on the Company's financial statements. If a bank is only adequately capitalized, regulatory approval is required before the bank may accept brokered deposits. If undercapitalized, capital distributions, asset growth, and expansion are limited, and the institution is required to submit a capital restoration plan.

During 2012, total capital increased primarily due to earnings that were in excess of dividends. The Company's stock repurchase program was terminated in April 2010. During 2010, this plan purchased 16,126 shares at a total cost of $366,381.

Management believes the Company and the Bank meet all the capital requirements to be well-capitalized under the guidelines established by FDICIA as of December 31, 2012, as noted below in Table 14 - Capital Ratios. To be classified as well-capitalized, the Company and Bank must maintain the ratios described above.

TABLE 14 – CAPITAL RATIOS
(in thousands, except percentage amounts)

	At December 31,		
	2012	2011	2010
Tier 1 capital			
Shareholders' equity	$ 88,869	$ 86,082	$ 76,295
Less: Intangibles	(3,150)	(3,229)	(3,411)
Add/less: Unrealized loss/(gain) on securities	(4,348)	(4,443)	2,198
TOTAL TIER 1 CAPITAL	$ 81,371	$ 78,410	$ 75,082
Total capital			
Tier 1 capital	$ 81,371	$ 78,410	$ 75,082
Allowable allowance for loan losses	6,008	6,030	6,207
TOTAL CAPITAL	$ 87,379	$ 84,440	$ 81,289
RISK WEIGHTED ASSETS	$ 479,658	$ 481,784	$ 496,594
AVERAGE ASSETS (FOURTH QUARTER)	$ 848,966	$ 828,295	$ 833,091
RISK BASED RATIOS			
TIER 1	16.96%	16.27%	15.12%
TOTAL CAPITAL	18.22%	17.53%	16.37%
LEVERAGE RATIOS	9.58%	9.47%	9.01%

Management's strategy with respect to capital levels is to maintain a sufficient amount of capital to allow the Company to respond to growth and acquisition opportunities in our service area. Over the past three years, the Company has been able to increase the amount of its capital, through retention of earnings, while still increasing the dividend payout ratio to approximately 62.9% of earnings per share. The Company does not currently have any commitments for capital expenditures that would require the Company to raise additional capital by means other than retained earnings. The Company does not plan to change this strategy unless needed to support future acquisition activity.

OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business, the Company makes various commitments and incurs certain contingent liabilities to fulfill the financing needs of its customers. These commitments and contingent liabilities include commitments to extend credit and issue standby letters of credit. These off-balance sheet arrangements are further detailed in Note 13, "Off-Balance Sheet Financial Instruments, Commitments and Contingencies and Concentrations of Risks," in the notes to the Company's Consolidated Financial Statements included in this Annual Report.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Company as of December 31, 2012. (in thousands)

Payments Due by Period
(in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 Years	3 - 5 Years	Over 5 Years
Long Term Debt	$ 68,500	$ 45,000	$ 3,500	$ -	$ 20,000
Operating Leases	520	229	177	114	-
Other Long-term Liabilities	174	-	48	126	-
Total	$ 69,194	$ 45,229	$ 3,725	$ 240	$ 20,000

Long-term debt obligations represent borrowings from the FHLB that have an original maturity in excess of one (1) year. Operating leases are primarily for a lease on one of the Bank's branches and other leases for mailing equipment. The branch lease is for 60 months and the equipment leases are for various terms. The other long-term liabilities are those obligations of the Company under the Agribusiness Enterprise Loan Program of the State of Mississippi.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

OVERVIEW

The definition of market risk is the possibility of loss that could result from adverse changes in market prices or interest rates. The Company has taken steps to assess the amount of risk that is associated with its asset and liability structure. The Company measures the potential risk on a regular basis and makes changes to its strategies to manage these risks. The Board of Directors reviews important policy limits each month, with a more detailed risk analysis completed on a quarterly basis. These measurement tools are important in allowing the Company to manage market risk and to plan effective strategies to respond to any adverse changes in risk. The Company does not participate in some of the financial instruments that are inherently subject to substantial market risk. All of the financial instruments entered into by the Company are for purposes other than trading.

MARKET/INTEREST RATE RISK MANAGEMENT

Interest rate risk is the primary market risk that management must address. Interest rate risk is the exposure of Company earnings and capital to changes in interest rates. All financial institutions assume interest rate risk as an integral part of normal operations.

The primary purpose in managing interest rate risk is to effectively invest capital and preserve the value created by the core banking business of the Company. The Company utilizes an investment portfolio to manage the interest rate risk naturally created through its business activities. The process of managing interest rate risk generally involves both reducing the exposure of the Company's net interest margin to swings in interest rates and concurrently ensuring that there is sufficient capital and liquidity to support balance sheet growth. The Company uses a quarterly interest rate risk report to evaluate its exposure to interest rate risk, project earnings and manage the composition of the balance sheet and its growth.

In addition to the quarterly interest rate risk report, the Company employs a number of tools to measure interest rate risk. One tool is static gap analysis, which matches assets with specified maturities to liabilities with corresponding maturities. Although management believes that this does not provide a complete picture of the Company's exposure to interest rate risk, it does highlight significant short-term repricing volume mismatches. The following table presents the Company's rate sensitivity static gap analysis at December 31, 2012 ($ in thousands):

	Interest Sensitive Within	
	90 days	One year
Total rate sensitive assets	$ 160,199	$ 241,203
Total rate sensitive liabilities	413,668	174,461
Net gap	$ (253,469)	$ 66,742

The analysis shows a negative gap position over the next three-month period, which indicates that the Company would benefit somewhat from a decrease in market interest rates in the very short term. Although rate increases would be detrimental to the interest rate risk of the Company, management believes there is adequate flexibility to alter the overall rate sensitivity structure as necessary to minimize exposure to these changes.

Management believes that static gap analysis does not fully capture the impact of interest rate movements on interest sensitive assets and liabilities. Thus, the Company also measures interest rate risk by analyzing interest rate sensitivity and the rate sensitivity gap. Table 15 - Interest Rate Sensitivity provides additional information about the financial instruments that are sensitive to changes in interest rates. This tabular disclosure is limited by its failure to depict accurately the effect on assumptions of significant changes in the economy or interest rates or changes in management's expectations or intentions relating to the Company's financial statements. The information in the interest rate sensitivity table below reflects contractual interest rate pricing dates and contractual maturity dates. For indeterminate maturity deposit products (money market, NOW and savings accounts), the tables present principal cash flows in the shortest term. Although these deposits may not reprice within this time frame, the depositors of such funds have the ability to reprice. Weighted average floating rates are based on the rate for that product as of December 31, 2012 and 2011.

TABLE 15 - INTEREST RATE SENSITIVITY AS OF DECEMBER 31, 2012
(in thousands)

	2013	2014	2015	2016	2017	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$81,620	$70,011	$37,618	$74,860	$31,746	$22,162	$318,017	$318,196
Average Int Rate	6.07%	6.50%	6.33%	5.70%	4.99%	6.68%	6.36%	
Floating Rate	$19,427	$12,273	$472	$252	$4,646	$14,051	$51,121	$51,121
Average Int Rate	4.72%	4.74%	4.15%	4.53%	5.71%	5.10%	4.91%	
Investment securities								
Fixed Rate	$2,083	$2,450	$5,172	$23,569	$15,442	$362,165	$410,880	$418,101
Average Int Rate	3.90%	4.92%	4.88%	3.34%	5.13%	3.19%	3.31%	
Floating Rate						$3,093	$3,093	$2,807
Average Int Rate						4.16%	4.16%	
Other earning assets								
Fixed Rate	$16,229						$16,229	$16,229
Average Int Rate	0.25%						0.25%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$574,970	$48,440	$3,970	$13	$56	$0	$522,603	$522,816
Average Int Rate	0.31%	0.64%	0.79%	0.60%	0.60%	0.00%	0.41%	
Floating Rate								
Average Int Rate								
Other int-bearing liabilities								
Fixed Rate	$45,000	$3,500				$20,000	$68,500	$70,845
Average Int Rate	3.37%	4.67%				2.53%	3.19%	
Floating Rate		$73,307					$73,307	$73,307
Average Int Rate		0.95%					0.95%	

AS OF DECEMBER 31, 2011
(in thousands)

	2012	2013	2014	2015	2016	Thereafter	Carrying Value	Fair Value
Loans								
Fixed Rate	$84,359	$78,577	$87,105	$41,196	$14,630	$29,314	$335,181	$334,774
Average Int Rate	6.05%	6.61%	6.35%	6.23%	6.31%	6.87%	6.36%	
Floating Rate	$18,323	$1,500	$10,309	$2,313	$182	$14,773	$47,400	$47,400
Average Int Rate	4.98%	4.17%	4.82%	4.28%	4.27%	5.06%	4.91%	
Investment securities								
Fixed Rate	$6,261	$4,331	$3,552	$14,108	$22,524	$321,703	$372,479	$372,479
Average Int Rate	1.95%	4.15%	5.39%	4.55%	5.04%	3.77%	3.84%	
Floating Rate						$2,029	$2,029	$2,029
Average Int Rate						3.63%	3.63%	
Other earning assets								
Fixed Rate	$3,991						$3,991	$3,991
Average Int Rate	0.25%						0.25%	
Floating Rate								
Average Int Rate								
Interest-bearing deposits								
Fixed Rate	$427,277	$25,372	$2,478	$301	$15	$0	$455,443	$455,494
Average Int Rate	0.58%	0.98%	0.89%	2.76%	0.85%	0.00%	0.61%	
Floating Rate								
Average Int Rate								
Other int-bearing liabilities								
Fixed Rate		$45,000	$3,500			$20,000	$68,500	$71,950
Average Int Rate		3.37%	4.67%			2.53%	3.19%	
Floating Rate		$120,220					$120,220	$120,220
Average Int Rate		0.95%					0.95%	

Rate sensitivity gap analysis is another tool management uses to measure interest rate risk. The rate sensitivity gap is the difference between the repricing of interest-earning assets and the repricing of interest-bearing liabilities within certain defined time frames. The Company's interest rate sensitivity position is influenced by the distribution of interest-earning assets and interest-bearing liabilities among the maturity categories. Table 16 - Rate Sensitivity Gap reflects interest-earning assets and interest-bearing liabilities by maturity distribution as of December 31, 2012. Product lines repricing in time periods predetermined by contractual agreements are included in the respective maturity categories.

TABLE 16 - RATE SENSITIVITY GAP AT DECEMBER 31, 2012
(in thousands, except percentage amounts)

	1 - 90 Days	91 - 365 Days	1 - 5 Years	Over 5 years	Total
INTEREST EARNING ASSETS					
Loans	$ 34,189	$ 64,385	$ 216,159	$ 32,760	$ 347,493
Investment securities	109,781	176,818	84,864	49,446	420,909
Interest Bearing Due From Bank Accounts	16,229	-	-	-	16,229
TOTAL INTEREST BEARING ASSETS	$ 160,199	$ 241,203	$ 301,023	$ 82,206	$ 784,631
INTEREST BEARING LIABILITIES					
Interest bearing demand deposits	$ 210,064	$ -	$ -	$ -	$ 210,064
Savings and Money Market deposits	63,988	-	-	-	63,988
Time deposits	66,309	129,461	52,480	-	248,250
Short term borrowings	73,307	-	-	-	73,307
Long term borrowings	-	45,000	3,500	20,000	68,500
TOTAL INTEREST BEARING LIABILITIES	$ 413,668	$ 174,461	$ 55,980	$ 20,000	$ 664,109
Rate sensitive gap	$ (253,469)	$ 66,742	$ 245,043	$ 62,206	$ 120,522
Rate sensitive cumulative gap	(253,469)	(186,727)	58,316	120,522	-
Cumulative gap as a percentage of total earning assets	-32.30%	-23.80%	7.43%	15.36%	

The purpose of the above table is to measure interest rate risk utilizing the repricing intervals of interest sensitive assets and liabilities. Rate sensitive gaps constantly change as funds are acquired and invested and as rates change. Rising interest rates are likely to increase net interest income in a positive gap position while falling interest rates are beneficial in a negative gap position.

The above rate sensitivity analysis places interest-bearing demand and savings deposits in the shortest maturity category because these liabilities do not have defined maturities. If these deposits were placed in a maturity distribution representative of the Company's deposit base history, the shortfall of the negative rate sensitive gap position would be reduced in the 1-to-90 day time frame.

The rate sensitivity gap table illustrates that the Company had a large negative cumulative gap position for the one-year period as of December 31, 2012. This negative gap position was mainly due to: (1) the interest-bearing and savings deposits being classified in the

1-90 day category; (2) approximately 78.9% of certificates of deposit maturing during the next twelve months; and (3) a significant portion of the Company's loans maturing after one year.

The interest rate sensitivity and rate sensitivity gap tables, taken together, indicate that the Company continues to be in a liability sensitive position when evaluating the maturities of interest-bearing items. Thus, a decline in the interest rate environment would enhance earnings, while an increase in interest rates would have the opposite effect on the Company's earnings. The Company has attempted to mitigate the impact of its interest rate position by increasing the amount of its variable rate loans and also by structuring deposit rates to entice customers to shorten the maturities of their time deposits. The effect of any changes in interest rates on the Company would be mitigated by the fact that interest-bearing demand and savings deposits may not be immediately affected by changes in general interest rates.

Although short and medium term interest rates decreased in 2011 and remained low in 2012 in connection with decreases in the target Federal Funds rate by the Federal Reserve Bank, the effect on the Company was marginal. The Company's net interest margin in 2012 was 3.93% and in 2011 was 4.20%.

Quarterly Financial Trends

(in thousands, except per share amounts)

2012

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$ 8,899	$ 9,003	$ 8,275	$ 8,211
Interest Expense	1,511	1,457	1,397	1,344
Net Interest Income	7,388	7,546	6,878	6,867
Provision for Loan Losses	536	330	463	217
Non-interest Income	1,610	1,637	1,841	2,314
Non-interest Expense	6,410	6,674	6,273	6,743
Income Taxes	389	427	354	481
Net Income	$ 1,663	$ 1,752	$ 1,629	$ 1,740
Per common share:				
Basic	$ 0.34	$ 0.36	$ 0.34	$ 0.36
Diluted	$ 0.34	$ 0.36	$ 0.33	$ 0.36
Cash Dividends	$ 0.22	$ 0.22	$ 0.22	$ 0.22

2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest Income	$ 9,345	$ 9,444	$ 9,423	$ 8,762
Interest Expense	1,767	1,682	1,590	1,603
Net Interest Income	7,578	7,762	7,833	7,159
Provision for Loan Losses	244	683	1,660	408
Non-interest Income	1,574	1,520	2,456	1,892
Non-interest Expense	6,390	6,250	6,709	6,895
Income Taxes	563	495	297	(38)
Net Income	$ 1,955	$ 1,854	$ 1,623	$ 1,786
Per common share:				
Basic	$ 0.40	$ 0.38	$ 0.33	$ 0.37
Diluted	$ 0.40	$ 0.38	$ 0.33	$ 0.37
Cash Dividends	$ 0.22	$ 0.22	$ 0.22	$ 0.22

Market Price and Dividend Information

MARKET PRICE

The Company's common stock trades on The NASDAQ Global Market ("NASDAQ") under the symbol "CIZN". On March 7, 2013, the common stock's closing price on NASDAQ was $19.01. The following table sets forth the high and low sales prices for the common stock as reported on NASDAQ, as well as the dividends declared, in each quarter in the past two fiscal years.

2011	High	Low	Dividends Declared (per common share)
January - March	$ 21.20	$ 19.76	0.22
April - June	21.50	18.00	0.22
July - September	19.90	18.00	0.22
October - December	18.76	16.50	0.22

2012	High	Low	Dividends Declared (per common share)
January - March	$ 20.63	$ 17.51	0.22
April - June	19.99	18.01	0.22
July - September	19.90	18.13	0.22
October - December	19.84	17.55	0.22

On March 7, 2013, shares of the Company's common stock were held of record by approximately 452 shareholders.

DIVIDENDS

Dividends totaled $0.88 per share for 2012 and 2011.

If funds are available, the Board of Directors of the Company typically declares dividends on a quarterly basis in March, June, September and December with payment following at the end of the month in which the dividend was declared. Funds for the payment by the Company of cash dividends are obtained from dividends, loans or advances received by the Company from the Bank. Accordingly, the declaration and payment of dividends by the Company depend upon the Bank's earnings and financial condition, general economic conditions, compliance with regulatory requirements, and other factors. The Bank must also receive the approval of the Mississippi Department of Banking and Consumer Finance prior to the payment of a dividend.

STOCK PERFORMANCE GRAPH

The following performance graph compares the performance of the Company's common stock to the NASDAQ Composite Index and the Morningstar Regional Bank index (a peer group of 360 other regional bank holding companies) for the Company's reporting period. The graph assumes that the value of the investment in the Company's common stock and each index was $100 at December 31, 2007 and that all dividends were reinvested.

Performance Graph
December 31, 2007 - December 31, 2012



175
150
125
100
75
50
25
0
Dollars
2007
2008
2009
2010
2011
2012
Citizens Holding Company
NASDAQ Market Index
Morningstar Regional Banks

	12/29/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
Citizens Holding Company	100.00	120.01	132.29	130.07	113.06	131.36
NASDAQ Market Index	100.00	60.02	87.24	103.08	102.06	120.41
Morningstar Regional Banks	100.00	67.94	64.07	70.97	56.83	76.76

There can be no assurance that the Company's common stock performance will continue in the future with the same or similar trends depicted in the performance graph above. The Company does not and will not make or endorse any predictions as to future stock performance.

THE CITIZENS BANK OFFICERS

Greg McKee
President and CEO

Danny Hicks
Senior Vice President

Robert T. Smith
Senior Vice President, CFO

Erdis Chaney
Vice President, Senior Deposit Officer

Ledale Reynolds
Vice President and CIO

Ray Stone
Vice President, Senior Credit Officer

Mark Taylor
Vice President, COO

Randy Cheatham
Vice President

Jackie Hester
Vice President, Marketing

Darrel Bates
Vice President

Jean T. Fulton
Vice President, Internal Auditor

Gayle Sharp
Vice President, Loan Operations Manager

Brad Copeland
Vice President

Mark Majure
Vice President

Vicki Brown
Vice President, BSA Officer

Bob Posey
Vice President

Mike Chandler
Vice President

Kevin Eason
Vice President, Loan Review Manager

Stacy Arnold
Vice President, Compliance Officer

Joshua Sullivan
Vice President,
Senior Credit Analyst

Camp Keith
Vice President, Senior Consumer
Credit Officer

Sommer Vick
Assistant Vice President

Carolyn K. McKee
Assistant Vice President

Beth Branning
Assistant Vice President

Tommy Jackson
Assistant Vice President

Mitch Peden
Assistant Vice President,
Information Services Manager

Mark Flake
Assistant Vice President,
Network Services Manager

Tammy Pope
Accounting Officer

Greg Jackson
Accounting Officer

Pat Stokes
Assistant Cashier

Patsy Smith
Assistant Cashier

Ashley Peebles
Assistant Cashier

Elizabeth Owen
Assistant Vice-President, Director of
Human Resources

Deborah Ladd
Item Processing Officer

Linda Goforth
Electronic Banking Officer

Scott Lewis
Information Security Officer

Patti Rickles
ACH Officer

Carthage Branch

Mike Brooks
President

Billy Cook
Vice President

Margaret Thompson
Assistant Cashier

Sue Fisher
Assistant Cashier
Deposit Operation Officer

Sebastopol Branch

Connie Comans
Assistant Cashier

Union Branch

Robert C. Palmer, Jr.
President

Marianne Strickland
Assistant Cashier

Kosciusko Branch

Steve Potts
Vice President

David Blair
Vice President

Scooba and DeKalb Branches

Fran Knight
President

Forest Branch

Richard Latham
Vice President

Dymple Winstead
Assistant Vice President

Decatur Branch

Ken Jones
Vice President

Louisville Branch

Bruce Lee
President

Marion Gardner
Assistant Cashier

Lynn Graham
Branch Operations Officer

Starkville Branch

Stan Acy
President

Charles Byrd
Assistant Cashier, Appraisal Review Specialist

Rhonda Edmondson
Assistant Cashier

Collinsville Branch

Mike Shelby
Vice President

Meridian Eastgate

Charles Young
Regional Commercial Lender

Vikki Gunter
Assistant Vice President

Meridian Mid-Town

Annette Brooks
Assistant Cashier

Meridian Broadmoor

Justin Branstetter
Assistant Vice President
Credit Officer

Hattiesburg Branch

Todd Mixon
President, Hattiesburg Region

Flowood Branch

Shad Pope
Assistant Vice President

Biloxi Loan Production Office

Travis Moore
President, Gulf Coast Region

Mortgage Loan Department

Linda Stribling
Assistant Vice President

BOARD OF DIRECTORS

Don Fulton
Corporate PERT Coordinator
W. G. Yates and Sons Construction Co.

Donald L. Kilgore
Attorney General
Mississippi Band of Choctaw Indians

David A. King
Proprietor
Philadelphia Motor Company

Herbert A. King
Civil Engineer
King Engineering Associates, Inc.

Adam Mars
Business Manager
Mars, Mars, Mars & Chalmers

Craig Dungan, MD
Physician
Meridian Gastroenterology PLLC

Greg L. McKee
President & Chief Executive Officer
Citizens Holding Company and
The Citizens Bank

David P. Webb
Attorney
Baker, Donelson, Bearman, Caldwell &
Berkowitz, PC

A. T. Williams
Certified Public Accountant
A. T. Williams, CPA

Terrell E. Winstead
Chief Financial Officer
Molpus Woodlands Group

CITIZENS HOLDING COMPANY OFFICERS

Herbert A. King
Chairman

Greg L. McKee
President and Chief Executive Officer

Carolyn K. McKee
Secretary

Robert T. Smith
Treasurer and Chief Financial Officer

BANKING LOCATIONS

Philadelphia Main Office
521 Main Street
Philadelphia, MS 39350
601.656.4692

Collinsville Branch
9065 Collinsville Road
Collinsville, MS 39325
601.626.7608

Decatur Branch
15330 Hwy 15 South
Decatur, MS 39327
601.635.2321

Westside Branch
912 West Beacon Street
Philadelphia, MS 39350
601.656.4692

Flowood Branch
5419 Hwy 25 Ste. Q
Flowood, MS 39232
601.992.7688

Forest Branch
247 Woodland Drive North
Forest, MS 39074
601.469.3424

Northside Branch
802 Pecan Avenue
Philadelphia, MS 39350
601.656.4692

Sebastopol Branch
24 Pine Street
Sebastopol, MS 39359
601.625.7447

Louisville-Main Branch
100 East Main Street
Louisville, MS 39339
662.773.6261

Eastside Branch
599 East Main Street
Philadelphia, MS 39350
601.656.4692

DeKalb Branch
176 Main Avenue
DeKalb, MS 39328
601.743.2115

Noxapater Branch
45 East Main Street
Noxapater, MS 39346
662.724.4261

Union Branch
502 Bank Street
Union, MS 39365
601.774.9231

Kosciusko Branch
775 North Jackson Street
Kosciusko, MS 39090
662.289.4356

Louisville-Industrial Branch
803 South Church Street
Louisville, MS 39339
662.773.6261

Starkville Branch
201 Highway 12 West
Starkville, MS 39759
662.323.1420

Scooba Branch
27597 Highway 16 East
Scooba, MS 39358
662.476.8431

Meridian Mid-Town
905 22nd Avenue
Meridian, MS 39301
601.482.8858

Carthage Main Office
301 West Main Street
Carthage, MS 39051
601.257.4525

Meridian Eastgate
1825 Hwy 39 North
Meridian, MS 39301
601.693.8367

Meridian Broadmoor
5015 Highway 493
Meridian. MS 39305
601.581.1541

Biloxi LPO
1765 Popps Ferry Road
Biloxi, MS 39532
228.594.6913

Hattiesburg Branch
6222 Highway 98
Hattiesburg, MS 39402
601.264.4425

Flowood Branch
5419 Highway 25, Suite Q
Flowood, MS 39232
601.992.7688

Phone Teller
1.800.397.0344

Internet Banking
http://www.thecitizensbankphila.com

FINANCIAL INFORMATION

CORPORATE HEADQUARTERS
521 Main Street
P.O. Box 209
Philadelphia, MS 39350

601.656.4692

ANNUAL STOCKHOLDER MEETING
The Annual Stockholder meeting of the Citizens Holding Company, Inc. will be held Tuesday, April 23, 2013, at 4:30 P.M. in the lobby of the main office of The Citizens Bank, 521 Main Street, Philadelphia, Mississippi.

STOCK REGISTRAR AND TRANSFER AGENT
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

FORM 10-K
The Corporation's most recent Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge to stockholder's upon request to the Treasurer of the Citizens Holding Company.

FINANCIAL CONTACT
Robert T. Smith
Treasurer and Chief Financial Officer
P.O. 209
Philadelphia, Mississippi 39350

Additional information can be obtained from our corporate website at www.citizensholdingcompany.com